SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa
Grandes ideias para viver bem

EARNINGS RELEASE | 4Q12 and 2012

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

4Q12 Earnings Results Conference Call

March 12, 2013

> 10am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

>  11am Brasilia Time

In Portuguese

Phones:

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 38738767

+55-11-3127-4999 (Brazil)

Code: 67871310

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$59.3 million

1)      Including 599,486 treasury shares

2)      Up to December 31, 2012

FOR IMMEDIATE RELEASE - São Paulo, March 11, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the fourth quarter and full year ended December 31, 2012.

Duilio Calciolari, Chief Executive Officer, said: “Gafisa’s 2012 operational results exceeded guidance set in the turnaround strategy as we successfully executed significant structural and operational changes. Our main objective for the year was to generate cash through the delivery of units. I am pleased to report that operational consolidated operational cash flow of R$1.04 bn surpassed the increased 2012 guidance range set in the third quarter of R$600-800mn.”

“Operating results, as indicated in the preview published in January 2013, are not yet all reflected in the financial statements as margins continue to be impacted by the resolution of legacy projects and structural changes made to restore profitability.  We expect to conclude the delivery of the Gafisa segment projects launched in non-core markets in 2013 and the majority of the remaining Tenda projects in 2013, with a small number slated for early 2014. The successful implementation of corrective measures, including the appointment of divisional executive officers responsible for improved profitability, has positioned the Company for long-term profitable growth.”

“In 2012 the Company remained at a more measured rate of growth to better match the investment cycle with the return of cash from the previous investment period. Given the focus on cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As a result, Gafisa will deliberately accelerate investment in its business in 2013 through land purchases for the Gafisa brand and increased overall launch activity, including the resumption of launches in the Tenda business under a profitable business model and the continued expansion of Alphaville’s growth. This more productive focus on reinvestment will result in less cash generation and stable leverage in 2013, but will expand long-term profitability and maximize Gafisa’s potential under its new structure.”

CONSOLIDATED FY12  FINANCIAL RESULTS

▲      Revenue for the full year 2012, recognized by the “PoC” method, increased 34% year-over-year to R$3.95 billion. Cost of goods sold (COGS) increased 10% to R$2.94 billion. Gross profit was R$1.01 billion, compared to R$262.17 million in 2011. Gross margin was 25.6%, or 30.6% excluding the impact of the Company’s Tenda business. This compares to 8.9% and 21.7%, respectively, in the previous year.

▲     Adjusted EBITDA was R$470.14 million in 2012, compared to negative R$338.63 million in 2011. Adjusted EBITDA for Gafisa and Alphaville totaled R$243.58 million and R$273.72 million, respectively, while Tenda´s adjusted EBITDA was negative R$47.15 million in 2012. The adjusted EBITDA margin reached 11.9% or 18.3% ex-Tenda, compared to -11.5% and 10.3%, respectively, in 2011.

▲      Net financial expenses totaled R$206.24 million, a 29% increase compared to the previous year.

▲      Net loss was R$124.50 million in 2012, compared to the previous year’s net loss of R$944.87 million.

▲      The Company’s key balance sheet metrics improved in 2012 and remain solid. Cash and cash equivalents were R$1.68 billion at the end of the year. Operational cash flow was positive at R$1.04 billion in 2012 , resulting in free cash flow of R$685 million.

▲      Total debt was stable year-over-year at R$4.24 billion at December 31, 2012, compared to R$4.23 billion a year earlier. Net debt fell to R$2.56 billion at December 31, 2012, compared to R$3.25 billion a year earlier. This was primarily due to the Company`s improved cash position of R$1.68 billion, which was higher than the R$983.66 million balance at the close of 2011.

▲     Leverage, as measured by total debt/shareholders' equity, fell to 0.95x at December 31, 2012, compared to 1.06x at September 30, 2012 and 1.18x at December 31, 2011. Excluding project finance, the net debt/equity ratio was 15.4% as compared to 27.8% in 3Q12 and 46.0% in 4Q11.

   Note: due to the adjustments in 2011 results, the interim results were restated. 2011 results were materially impacted by cost overruns, which weighed on the results of the Tenda and Gafisa segments.

CONSOLIDATED OPERATING RESULTS

▲     Project launches totaled R$1.49 billion in the fourth quarter, a 230% increasecompared to 3Q12 and a 156% increase year-over-year. In 2012, consolidated launches reached R$2.95 billion. The result represents 99% of the upper end of full-year launch guidance of R$2.4 to R$3.0 billion. Throughout the year, 35 projects/phases were launched across 12 states, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of PSV (versus a 28% share a year ago).

▲      Consolidated pre-sales totaled R$905 million in 4Q12, a 31% increase compared to 3Q12, and a 167% increase compared to 4Q11. Sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

▲     Consolidated sales over supply reached 20.0%, compared to 8.8% in 4Q11. Excluding the Tenda brand, fourth-quarter sales over supply was 25.1%, compared to 22.7% in 3Q12 and 17.7% in 4Q11. The consolidated sales speed of launches in 4Q12 reached 47%.

▲      Consolidated inventory at market value increased R$619 million to R$3.6 billion from R$3.0 billion in 3Q12.

▲     The Group delivered 9,378 units during the fourth quarter, a 43% increase compared to 4Q11. In 2012, 27,107 units were delivered, representing a 20% year-over-year increase. The result exceeded the upper end of full-year guidance of between 22,000 and 26,000 units.

INDEX

	CEO Commentary and Corporate Highlights for 2012	05
	Recent Events	06
	Gafisa Group Key Numbers	08
	Consolidated Numbers for the Gafisa Group	09
	Gafisa Segment	10
	Alphaville Segment	14
	Tenda Segment	17
	Income Statement	21
	Revenues	21
	Gross Profit	22
	Selling, General and Administrative Expenses	22
	EBITDA	23
	Net Income	24
	Backlog of Revenues and Results	24
	Balance Sheet	25
	Cash and Cash Equivalents	25
	Accounts Receivable	25
	Inventory	25
	Liquidity	26
	Covenant Ratios	26
	Outlook	27
	Group Gafisa Consolidated Income Statement	28
	Group Gafisa Consolidated Balance Sheet	29
	Cash Flow	30
	Glossary	37

CEO COMMENTARY  AND  CORPORATE  HIGHLIGHTS  FOR  2012

Gafisa has made significant structural and managerial changes which position the Company for long-term growth and improved financial performance. Following these actions, we are at a turning point in the recent history of the Company and look forward to successfully executing our strategy to enhance shareholder value. The following remedial actions have been implemented since October of 2011 in order to generate value for our shareholders:

•         Established a new operating structure organized by brand (Gafisa, Alphaville and Tenda) and appointed divisional executive officers responsible for delivering improved results;

•         Continued focus of the Gafisa brand on its core markets, São Paulo and Rio de Janeiro, where the business unit has performed well due to its experience, accumulated know-how and strong, established supplier network. Projects launched in non-core markets were concluded.

•         Temporarily reduced Tenda’s operations until complete control over the financial and operational construction cycle can be achieved. Adjusted Tenda’s business model for new launches to ensure the following conditions are met in each strategic market (São Paulo, Rio de Janeiro, Northeast and Minas Gerais): the conclusion of legacy projects; control over the financial cycle through the launch of contracted projects and sale of units that can be immediately transferred to financial institutions; the use of aluminum frames to minimize the construction cycle and ensure greater standardization; and the procurement of sufficient land bank to ensure operating continuity for projects with minimum scale;

•         Increased participation of the Alphaville brand in the Group’s product mix and prioritized capital allocation to the business unit, with a focus on subdivisions.

Our full-year financial results reflect required corrective actions, including the scaling back of our Tenda business, the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages, the implementation of a tighter credit policy and a reduced geographic focus. Cost overruns, which weighed on the results of the Tenda and Gafisa segments, have been remedied by focusing on geographic regions where the Company has strong supply chains and has completed a stringent vetting of external construction partnerships.

In 2012 the Company remained at a more measured rate of growth to better match the investment cycle with the return of cash from the previous investment period. This approach means the focus to on cash generation has diminished and Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities.

As a result, Gafisa will purposefully accelerate investment in its business in 2013 through an increase in overall launch activity. The Company intends to resume launches in the low income business, while maintaining stable launch activity at Gafisa and preparing the core business for additional growth in the near term, which necessarily includes landbank acquisitions, and expanding Alphaville’s growth. This more productive focus on reinvestment will result in less cash generation and a stable level of leverage in 2013, but will expand long-term profitability and maximize Gafisa’s potential under its new structure.

Gafisa is positioned to address the rapidly expanding Brazilian housing market.  Our real estate expertise, including the development of three of the most recognized and respected brands in the market, is one of the key competitive strengths of our Company.  We continue to attract the best and brightest talent in the industry, which will ensure that Gafisa remains a formidable leader in the Brazilian housing market.

Our team and the initiatives we established will enable us to deliver strong business results long into the future while increasing returns to our shareholders.

Duilio Calciolari

Chief Executive Officer – Gafisa S.A.

5

RECENT EVENTS

Updated Status of the Results by Brand

Gafisa has been successful in implementing the strategic plan set in October 2011 and has focused squarely on obtaining and maintaining operational consistency.

GAFISA  SEGMENT

The Company presented advances in delivering projects according to schedule and within budget. During 2012, Gafisa segment launches exceeded the midrange of guidance and the brand contributed to the generation of operating cash flow through the delivery of units. In 2013, the delivery of lower margin projects launched in non-core markets is expected to be substantially concluded. While the sales performance of inventory has improved, the sales speed remains lower outside of the Company’s core markets, where the sale of inventory is expected to be completed in 2014.

ALPHAVILLE SEGMENT

Alphaville’s operations are performing as planned. The Company plans to grow its business in subdivisions by selective expansion, given the growth potential of the Brazilian residential market. Since it was acquired by Gafisa, Alphaville has grown on average 34% p.a. with substantial gains in margin and return to shareholders. The 2012 results show Alphaville’s increased share in the product mix, representing 46% of consolidated launches in 2012, up from 28% in the prior year.

TENDA  SEGMENT

Since the beginning of 2012, Tenda’s senior management team has implemented corrective actions focused on execution and the delivery of existing and in-progress developments. In the meantime, the Company deliberately halted the launch of Tenda units. Maintaining this effort and focus was essential to establishing control over the financial and operational construction cycle so that, after the current slowdown, sustainable profitable growth could be resumed.

The Company’s results demonstrate that these criteria have now been achieved. As described below, the most encouraging indicators are on the operational a and financial b front, as the brand was able to achieve results consistent with planned full-year targets set in the turnaround strategy announced one year ago. 1

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand is poised to resume launches in the first half of 2013. The first projects are expected to be launched in Sao Paulo and in the Northeast region, where superior performance has been achieved.

Chart 1. Number of Construction Site (4Q11 – 1Q14)

1 a. Operational context –  Execution risks have now been minimized. During 2012, Tenda achieved the operational targets set in 1Q12 to track the restructuring of its operations. Around 13,000 units were transferred to financial institutions, or 108% of the midpoint of guidance provided for the full year of 10,000–14,000 customers. This benefited the positive operational cash flow achieved in the period and is in keeping with the Company’s strategy of remunerating the sales force based upon their ability to pass mortgages onto financial institutions. The run-off of Tenda legacy projects, expected to be substantially concluded in 2013, includes around 13,000 units to be delivered or 23 construction sites, down from 84 sites in the prior year. The Company expects 55% of these deliveries to occur in 2013, and the remaining 45% to take place in the first quarter of 2014.

b. Financial context – Healthy sales achieved. Tenda brand posted healthy sales speed and achieved a higher quality portfolio of receivables. Since the beginning of 2012, pre-sales recognition and the remuneration of the Tenda sales force has been contingent upon the ability to pass mortgages onto financial institutions. Year-to-date the Company has transferred around 13,000 units to financial institutions, and delivered almost 17,000 units. Both results were 40% higher than the average of the last two years and benefited the positive operational cash flow achieved in the period. Of the 9,200 units returned to inventory related to contracts that were cancelled, 68% have already been resold to qualified customers within 2012.

6

RECENT EVENTS

 Consolidated Free Cash Generation Was Positive at R$381 Million in 4Q12

Chart 1. Cash Generation (Cash burn) (3Q10 – 4Q12)

Gafisa ended the year with R$1.68 billion in cash, a 36% increase compared to R$1.23 billion at the end of 3Q12 and a 71% year-over-year increase compared to the R$984 million reported in 4Q11. The Company’s 2011 year end cash balance was R$984 million. Across the Group, 2012 unit deliveries exceeded the Company’s full-year target. Operational consolidated cash flow reached R$1.04 billion in 2012, exceeding the upper end of increased full-year guidance of R$600-R$800 million. Consolidated free cash generation was positive at R$381 million in 4Q12 and R$685 million in 2012.

Unit Deliveries Exceeded Full Year Guidance

Chart 2. Delivered units (2007 – 4Q12)

In 2012, projects delivered by the Gafisa Group totaled 139 projects/phases, encompassing 27,107 units representing a 20% y-o-y increase. The 2012 result exceeds the upper end of full-year guidance of between 22,000 and 26,000 units. During 4Q12, projects delivered by the Gafisa Group totaled 9,378 units, representing a 43% increase on the 6,545 delivered in 4Q11. See the accompanying chart for detailed information.

4Q12 Margin Impacted by the Resolution of Legacy Projects

Net revenues for the 4Q12 decreased 13% quarter-over-quarter to R$ 920.82 million, from R$ 1.06 billion in 3Q12. The decline mainly reflects lower sales of inventory, lower incidence of the construction index (annual labor cost inflation increase implemented in 3Q12), impairment of assets totaling R$ 16 million and allowance for loan losses totaled R$ 39 million (or 0.4% of the Company's portfolio of receivables).

The reported gross profit for the period was R$ 223.40 million, compared with R$ 308.13 million in 3Q12. Gross profit negatively impacted by non-recurring events related to (1) impairment of assets and (2) allowance for doubtful accounts which together totaled R$ 65.6 million. As a results, the gross margin was 24.3% in 4Q12, compared to 29.0% in the previous quarter. Excluding these impacts, the gross profit for the 4Q12  would have been 29.6%.

The Company posted an increase in selling expenses, due to the concentration of launches in 4Q12, which accounted for 50% of 2012 launches.

It should be noted that the Company had a negative impact of R $ 27.5 million on the operating expenses as a result of the revision of the criteria adopted to the recognition of certain operating expenses.

Updated Status on Alphaville Acquisition

The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Agreement. As a recap, according to the terms of the Investment Agreement signed between Gafisa and Alphapar when Gafisa acquired control of Alphaville in 2006, as the Parties have not reached an agreement on the acquisition of the remaining 20% stake in Alphaville, the process was submitted to arbitration on an exclusive and final basis.

7

Analysis of Strategic Options for the Alphaville Business

In September 2012, the Company disclosed in a material fact, that it has initiated an analysis of strategic options for the Alphaville business because it believes that the value of Alphaville is not reflected in the current valuation of Gafisa by the market. These strategic options may include an IPO of its controlled company Alphaville Urbanismo S.A. (“Alphaville”), the sale of a stake in the business or the maintenance of its current status. Gafisa continues to analyze strategic options for Alphaville that will maximize value for Gafisa shareholders in the long run and will inform the market as soon as possible once a decision has been made.

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	4Q12	3Q12	Q-o-Q(%)	4Q11	Y-o-Y(%)	2012	2011	Y-o-Y(%)
Launches (%Gafisa)	1.489.760	451.943	230%	582.247	156%	2.951.961	3.526.836	-16%
Launches (100%)	1.780.811	841.075	112%	719.973	147%	3.769.788	4.114.978	-8%
Launches, units (%Gafisa)	5.120	1.361	276%	1.256	308%	8.947	11.927	-25%
Launches, units (100%)	6.695	2.362	183%	1.627	311%	12.149	14.085	-14%
Contracted sales (%Gafisa)	905.241	689.331	31%	338.415	167%	2.633.104	3.352.288	-21%
Contracted sales (100%)	1.202.068	900.931	33%	460.430	161%	3.339.664	3.928.850	-15%
Contracted sales, units (% Gafisa)	3.097	1.929	61%	-605	-612%	7.157	9.844	-27%
Contracted sales, units (100%)	4.203	2.693	56%	-266	-1680%	9.850	12.385	-20%
Contracted sales from Launches (%co)	760.410	447.154	70%	381.140	100%	1.729.560	2.016.037	-14%
Sales over Supply (SoS) %	20,0%	18,7%	7%	8,8%	128%	56,5%	55,2%	2%
Completed Projects (%Gafisa)	1.327.531	953.361	39%	1.322.766	0%	4.583.482	3.698.050	24%
Completed Projects, units (%Gafisa)	9.378	5.531	70%	6.545	43%	27.107	22.422	20%
Note: * The difference btw Gafisa Stake in the projects and 100% is related to Alphaville contribution in the mix , business unit where the partner is the landowner.
Consolidated Land bank (R$)	18.668.669	17.831.913	5%	22.244.163	-16%	18.668.669	22.244.163	-16%
Potential Units	87.742	85.525	3%	104.184	-16%	87.742	104.184	-16%
Number of Projects / Phases	123	121	2%	203	-39%	123	203	-39%

Net revenues	920.818	1.064.094	-13%	351.421	162%	3.953.282	2.940.506	34%
Gross profit	223.405	308.132	-27%	(180.291)	-224%	1.012.257	262.168	286%
Gross margin	24,3%	29,0%	-470bps	-51,3%	7557bps	25,6%	8,9%	1669bps
Adjusted Gross Margin ¹	27,9%	34,3%	-19%	-43,0%	-165%	30,2%	14,5%	109%
EBITDA	(20.111)	105.403	-119%	(555.173)	-96%	211.248	(559.175)	-138%
Adjusted EBITDA ²	33.061	183.144	-82%	(506.484)	-107%	470.142	(338.635)	239%
Adjusted EBITDA margin ²	3,6%	17,2%	-1362bps	-144,1%	14771bps	11,89%	-12%	2341bps
Adjusted EBITDA margin ² (ex-Tenda)	13.0%	21.8%	-872 bps	-3.3%	1632 bps	18.3%	10.3%	797 bps
Adjusted Net (loss) profit ²	(79.289)	26.218	-402%	(798.975)	-90%	(48.723)	(887.905)	-95%
Adjusted Net margin ²	-8,6%	2,5%	-1107bps	-227,4%	21874bps	-1,2%	-30,2%	2896bps
Net (loss) profit	(98.875)	4.841	-2142%	(818.487)	-88%	(124.504)	(944.868)	-87%
EPS (loss) (R$)	(0,2285)	0,0112	-2397bps	(1,8942)	16657bps	(0,2878)	(2,1867)	18989bps
Number of shares ('000 final)	432.630	432.272	0%	432.100	0%	432.630	432.100	0%

Revenues to be recognized	3.891.618	3.702.549	5%	4.515.112	-14%	3.891.618	4.515.112	-14%
Results to be recognized ³	1.517.979	1.311.938	16%	1.558.830	-3%	1.517.979	1.558.830	-3%
REF margin ³	39,01%	35,43%	357 bps	34,52%	448 bps	39,01%	34,52%	448 bps

Net debt and investor obligations	2.558.765	2.939.417	-13%	3.245.336	-21%	2.558.765	3.245.336	-21%
Cash and cash equivalent	1.681.288	1.234.826	36%	983.660	71%	1.681.288	983.660	71%
Equity	2.544.504	2.637.644	-4%	2.648.473	-4%	2.544.504	2.648.473	-4%
Equity + Minority shareholders	2.692.367	2.771.971	-3%	2.747.094	-2%	2.692.367	2.747.094	-2%
Total assets	9.070.994	9.025.658	1%	9.506.624	-5%	9.070.994	9.506.624	-5%
(Net debt + Obligations) / (Equity + Min)	95,0%	106,0%	-1100bps	118,1%	-2310bps	95,0%	118,1%	-2310bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalizaed interest and minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: During 2Q12, Tenda land bank was readjusted to focus on core regions, 3Q12 all remaining non-strategic land bank were excluded

Nm = not meaningful

8

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Fourth-quarter launches totaled R$1.49 billion, a 230% increase compared to 3Q12. Y-o-Y launches increased 156% due to the implementation of the turnaround strategy announced at the end of 2011. Full-year consolidated launches totaled R$2.95 billion, a 16% decrease compared to 2011. The result represents 99% of the upper end of full-year launch guidance of R$2.4 to R$3.0 billion. Throughout the year, 35 projects/phases were launched across 12 states, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of PSV (versus a 28% stake a year ago).

Table 2. Consolidated Launches (R$ million)

Launches	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa Segment	813.767	114.291	612%	340.645	139%	1.608.648	2.156.718	-25%
Alphaville Segment	675.993	337.652	100%	344.786	-2%	1.343.313	972.385	38%
Tenda Segment	-	-	0%	(103.183)	-100%	-	397.733	-100%
Total	1.489.760	451.943	230%	582.247	156%	2.951.961	3.526.836	-16%

Consolidated Pre-Sales

Fourth-quarter 2012 consolidated pre-sales totaled R$905 million, a 31% sequential increase compared to 3Q12 and a 167% increase compared to 4Q11. In 2012, sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

Table 3. Consolidated Pre-Sales (R$ million)
Pre-sales	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa Segment	498.452	327.990	52%	312.867	5%	1.599.528	2.180.087	-27%
Alphaville Segment	436.442	331.290	32%	244.307	36%	1.107.893	841.991	32%
Tenda Segment	(29.653)	30.050	-199%	(218.759)	-114%	(74.318)	330.210	-123%
Total	905.241	689.331	31%	338.415	104%	2.633.104	3.352.288	-21%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 20.0%, compared to 8.8% in 4Q11, reflecting fewer launches to pursue remedial action at Tenda in the 4Q11. Excluding the Tenda brand, fourth-quarter sales over supply was 25.1%, compared to 22.7% in 3Q12 and 17.7% in 4Q11. The consolidated sales speed of launches in 4Q12 reached 47%.

Table 4. Gafisa Group Sales over Supply (SoS)

Sales Speed	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa (A)	20.1%	16.5%	358 bps	13.4%	666 bps	44.6%	51.9%	-728 bps
Alphaville (B)	35.3%	36.4%	-110 bps	30.1%	520 bps	58.1%	59.7%	-167 bps
Total (A) + (B)	25.1%	22.7%	240 bps	17.7%	742 bps	49.3%	53.9%	-458 bps
Tenda (C)	-3.7%	3.8%	-750 bps	-30.6%	2693 bps	-9.9%	26.2%	-3603 bps
Total (A) + (B) + (C)	20.0%	18.7%	138 bps	8.8%	1127 bps	42.2%	48.8%	-662 bps

Notes: nm = not meaningful

Results by Brand

Table 5. Main Operational & Financial Numbers - Contribution by Brand – 2012

	Gafisa (A)	Alphaville (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	2.298.473	519.310	2.817.784	1.765.698	4.583.482
Deliveries (% contribution)	50%	11%	61%	39%	100%
Deliveries (units)	7.505	2.712	10.217	16.889	27.106
Launches (R$mn)	1.608.648	1.343.313	2.951.961	0	2.951.961
Launches (% contribution)	54%	46%	100%	0%	100%
Launches (units)	2.621	6.326	8.947	0	8.947
Pre-sales	1.599.528	1.107.893	2.707.422	-74.318	2.633.104
Pre-Sales (% contribution)	61%	42%	103%	-3%	100%
Revenues (R$mn)	2.018.099	818.634	2.836.733	1.118.380	3.955.113
Revenues (% contribution)	51%	21%	72%	28%	100%
Gross Profit (R$mn)	445.151	428.030	873.181	148.198	1.021.379
Gross Margin (%)	22%	52%	31%	13%	26%
Adusted EBITDA (R$mn)	243.579	282.839	526.418	-47.152	479.266
Adjusted EBITDA Margin (%)	12%	35%	19%	-4%	12%
EBITDA (% contribution)	51%	59%	110%	-10%	100%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalizaed interest and minority shareholders

9

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Fourth-quarter launches reached R$814 million and included 6 projects/phases concentrated in São Paulo and Rio de Janeiro, more than six times higher than the R$114 million in the previous quarter, and an increase of 139% when compared to the prior year`s fourth quarter. Full-year launches totaled R$1.61 billion, a 25% decrease compared to 2011.

Table 6. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa	São Paulo	606.209	51.482	1078%	340.645	78%	1.338.281	1.611.510	-17%
	Rio de Janeiro	207.558	62.809	230%	0	0%	270.367	557.562	-52%
	Other	0	0	0%	0	0%	-	(12.354)	mn
	Total	813.767	114.291	612%	340.645	139%	1.608.648	2.156.718	-25%
	Units	1.422	134	961%	1.256	13%	2.621	5.723	-54%

Table 7. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa	≤ R$500K	294.607	0	0%	297.711	-1%	390.917	1.226.443	-68%
	R$500K a R$750K	194.431	51.482	278%	42.933	353%	318.089	561.775	-43%
	> R$750K	324.729	62.809	417%	0	0%	899.641	368.500	144%
	Total	813.767	114.291	612%	340.645	139%	1.608.648	2.156.718	-25%

Gafisa Segment Pre-Sales

Fourth quarter pre-sales totaled R$498 million, a 52% increase compared to 3Q12. Sales from units launched during the same year represented 52% of total sales, while sales from inventory accounted for the remaining 48%. In 4Q12, sales velocity (sales over supply) was 20.1%, compared to 16.5% in 3Q12, and 13.4% in 4Q11. The sales velocity of Gafisa launches was 38% during 4Q12.

Table 8. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa	São Paulo	358.301	240.319	49%	63.493	464%	1.230.373	1.418.701	-13%
	Rio de Janeiro	110.433	90.009	23%	227.543	-51%	315.358	609.540	-48%
	Other	29.718	(2.338)	-1371%	21.830	36%	53.797	151.847	-65%
	Total	498.452	327.990	52%	312.867	59%	1.599.528	2.180.087	-27%
	Units	940	522	80%	722	30%	2.957	5.118	-42%

Table 9. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa	≤ R$500K	131.566	43.970	199%	148.523	-70%	363.628	960.303	-62%
	R$500K a R$750K	132.058	117.376	13%	55.950	110%	467.021	600.654	-22%
	> R$750K	234.828	166.644	41%	108.394	54%	768.879	619.130	24%
	Total	498.452	327.990	52%	312.867	59%	1.599.528	2.180.087	-27%

Table 10. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gafisa	≤ R$500K	456	188	142%	456	0%	1.314	3.036	-57%
	R$500K a R$750K	236	185	27%	119	97%	869	1.332	-35%
	> R$750K	249	149	67%	146	70%	775	750	3%
	Total	940	522	80%	722	30%	2.957	5.118	-42%

10

Gafisa Segment Delivered Projects

During 2012, Gafisa delivered 44 projects/phases and 7,505 units. The tables below lists the products delivered in 2012:

Table 11. Delivered Projects Gafisa Segment (2012)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30,028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57,518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62,655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61,818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43,750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72,213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40,427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23,835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11,911
Gafisa	Parc Paradiso	Feb-12	2007	Belém - PA	90%	432	58,754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54,860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29,978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151,968
Total	1Q12					2,715	699,715
Gafisa	Mosaico (Fradique Coutinho)	Apr-12	2010	São Paulo - SP	100%	62	42,947
Gafisa	Montblanc	May-12	2008	São Paulo - SP	80%	112	106,353
Gafisa	Laguna di Mare	May-12	2008	Rio de Janeiro - RJ	100%	192	71,889
Gafisa	Carpe Diem Belém	May-12	2008	Belém - PA	80%	90	37,094
Gafisa	Orbit	May-12	2008	Curitiba - PR	100%	185	31,532
Gafisa	Vistta Santana	Jun-12	2009	São Paulo - SP	100%	168	117,598
Gafisa	Vision Brooklin	Jun-12	2009	São Paulo - SP	100%	266	116,666
Gafisa	Riservato	Jun-12	2010	Rio de Janeiro - RJ	100%	42	27,310
Gafisa	Nouvelle	Jun-12	2008	Aracajú - SE	100%	12	27,129
Gafisa	Alta Vistta F2	Jun-12	2010	Maceio - AL	50%	182	5,364
Total	2Q12					1,311	583,882
Gafisa	Magno	Aug/12	2009	São Paulo – SP	100%	36	52,841
Gafisa	Mistral	Aug/12	2009	Belém – PA	80%	200	33,987
Gafisa	Pateo Mondrean	Sep/12	2010	São Paulo – SP	100%	137	230,975
Gafisa	Vista Patamares	Sep/12	2009	Salvador - BA	50%	336	48,629
Total	3Q12					709	366,432
Gafisa	Alegria F2 B	Oct/12	2009	Guarulhos - SP	100%	139	40,832
Gafisa	Reserva Ibiapaba	Oct/12	2009	Belém - PA	100%	261	35,271
Gafisa	Pátio Condomínio Clube Kelvin	Nov/12	2010	São José dos Campos - SP	100%	96	34,140
Gafisa	Pátio Cond Clube Harmony	Nov/12	2010	São José dos Campos - SP	100%	96	32,332
Gafisa	Reserva do Bosque F1	Nov/12	2008	Porto Velho - RO	80%	136	24,485
Gafisa	Reserva do Bosque F2	Nov/12	2008	Porto Velho - RO	80%	144	35,970
Gafisa	Anauá Panamby	Dec/12	2010	São Paulo - SP	80%	20	44,626
Gafisa	Smart Vila Mariana	Dec/12	2010	São Paulo - SP	100%	84	39,173
Gafisa	Verdemar F1	Dec/12	2008	Guarujá - SP	100%	80	44,479
Gafisa	Verdemar F2	Dec/12	2009	Guarujá - SP	100%	80	50,931
Gafisa	Grand Valley Niteroi F1	Dec/12	2008	Niterói - RJ	100%	161	57,104
Gafisa	Grand Valley Niteroi F2	Dec/12	2008	Niterói - RJ	100%	58	24,925
Gafisa	The Place	Dec/12	2009	Goiânia - GO	100%	30	35,945
Gafisa	Office Life	Dec/12	2009	Curitiba - PR	50%	189	26,138
Gafisa	Jardim das Azaléias	Dec/12	2010	São Paulo - SP	50%	200	32,707
Gafisa	Igloo Alphaville	Dec/12	2010	Rio de Janeiro - RJ	80%	184	33,010
Gafisa	Manhattan Wall Street	Dec/12	2008	Salvador - BA	50%	812	56,376
Total	4Q12					2,770	648,445
Total	2012					7,505	2,298,474

11

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 2012:

Table 12. Projects Launched at Gafisa Segment (2012)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 31/12/12	Sales 31/12/12
Duquesa	Mar/12	SP	100%	130	152,591	51%	99,417
Maraville	Mar/12	SP	100%	280	62,099	69%	46,180
Total 1Q12				410	214,690	56%	145,596
Like Brooklin	May/12	SP	100%	146	98,479	72%	77,796
Eclat	May/12	SP	100%	49	134,966	49%	74,255
Energy	Jun/12	SP	100%	156	78,080	78%	64,846
Coloratto	Jun/12	SP	100%	192	120,165	54%	68,225
Mistral	Jun/12	SP	100%	112	34,211	75%	26,728
Total 2Q12				655	465,900	62%	311,849
Scena Laguna	Aug/12	RJ	80%	50	62,809	48%	31,366
Smart Santana	Aug/12	SP	100%	84	51,482	49%	31,603
Total 3Q12				134	114,291	48%	62,969
Easy Maraca	Oct12	SP	100%	147	90,049	77%	69,369
Like Saúde	Nov-12	SP	100%	144	104,382	42%	43,646
Scena Santana	Nov-12	SP	100%	76	117,171	32%	37,388
Alpha Land	Dec-12	RJ	100%	210	207,558	40%	82,915
SAO - WAY	Dec-12	SP	100%	448	149,596	31%	46,377
SAO - GATE	Dec-12	SP	100%	397	145,011	20%	29,598
Total 4Q12				1,422	813,767	52%	309,294

Total 2012				2,621	1,608,648	55%	829,708

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 13. Land Bank Gafisa Segment – as of 4Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4.133.140	31%	29%	1%	8.713	10.284
Rio de Janeiro	1.210.471	50%	50%	0%	1.886	1.934
Total	5.343.612	35%	34%	1%	10.599	12.217

Table 14. EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net profit	(94.519)	(29.760)	218%	(275.537)	-66%	(158.915)	(413.729)	-62%
(+) Financial result	34.041	49.813	-32%	39.857	-15%	171.168	154.652	11%
(+) Income taxes	2.629	5.093	-48%	98.134	-97%	20.695	78.410	-74%
(+) Depreciation and Amort.	31.816	12.204	161%	20.222	57%	69.155	61.761	12%
(+) Capitalized interest	24.361	29.774	-18%	23.433	4%	122.971	137.855	-11%
(+) Stock option plan expenses	3.957	2.940	35%	3.486	14%	18.320	13.431	36%
(+) Minority shareholders	658	(1.094)	-160%	(26)	-2631%	186	504	-63%
Adjusted EBITDA	2.943	68.970	-96%	(90.431)	-103%	243.580	32.884	641%
Adjusted EBITDA margin	0,7%	13,6%	-1293bps	-19,4%	2013bps	12,1%	1,8%	1027bps
EBITDA	(26.033)	37.350	-170%	(117.324)	-78%	102.103	(118.906)	-186%
Net revenues	430.654	506.718	-15%	465.039	-7%	2.018.100	1.822.388	11%

Note: Net Revenues include 8% of sales of land bank that did not generate margins. EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

12

Tabela 15. Inventory at Market Value 4Q12 x 3Q12 (R$ mn) – Gafisa Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	984,165	606,209	57,996	415,477	9,225	1,242,119	26%
≤ R$500K	300,899	294,607	18,108	124,532	(1,392)	487,689	62%
R$500K a R$750K	186,619	90,049	11,327	124,272	(3,250)	160,473	-14%
> R$750K	496,648	221,553	28,562	166,672	13,868	593,958	20%
Rio de Janeiro	319,917	207,558	16,487	127,741	866	417,086	30%
≤ R$500K	84,747	-	6,624	17,863	667	74,175	-12%
R$500K a R$750K	176,763	-	3,638	8,524	3,829	175,707	-1%
> R$750K	58,406	207,558	6,225	101,354	(3,630)	167,205	186%
Others	356,166	-	26,558	56,276	(1,960)	324,488	-9%
≤ R$500K	225,001	-	13,468	27,369	(1,660)	209,440	-7%
R$500K a R$750K	105,851	-	8,500	22,728	199	91,822	-13%
> R$750K	25,313	-	4,590	6,179	(499)	23,226	-8%
Total Gafisa	1,660,248	813,767	101,041	599,493	8,132	1,983,694	19%
≤ R$500K	610,648	294,607	38,199	169,765	(2,385)	771,304	26%
R$500K a R$750K	469,233	90,049	23,465	155,523	777	428,001	-9%
> R$750K	580,367	429,111	39,377	274,205	9,739	784,388	35%

Note: 1) BoP beginning of the period – 3Q12. 2) EP end of the period – 4Q12.  3) % Change 4Q12 versus 3Q12. 4)  4Q12 sales velocity. 5) projects cancelled during the period

13

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130,000 and R$500,000.

Alphaville Segment Launches

Fourth-quarter launches totaled R$676 million, a 100% increase compared to 3Q12 and 96% increase versus the year-ago period, and included 10 projects/phases across 11 states. Full-year launches totaled R$1.34 billion, a 38% increase compared to 2011. The brand accounted for 46% percent of 2012 consolidated launches, up from 28% percent a year ago, underscoring the increasing share of Alphaville in the product mix.

Table 16 - Launches by Alphaville Segment (R$ million)

%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Alphaville	Total	675,993	337,652	100%	344,786	96%	1,343,313	972,385	38%
	Units	3,698	1,227	201%	1,061	249%	6,326	3,498	81%

Table 17 - Launches by unit price Alphaville Segment - (R$ million)

%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Alphaville	≤ R$200K;	437,448	193,452	126%	95,061	360%	711,519	198,820	258%
	> R$200K; ≤ R$500K	238,545	144,199	65%	208,935	14%	631,794	695,337	-9%
	> R$500K	-	-	0%	40,790	-100%	-	78,228	-100%
	Total	675,993	337,652	100%	344,786	96%	1,343,313	972,385	38%

Alphaville Pre-Sales

Fourth-quarter pre-sales reached R$436 million, a 32% increase compared to the third quarter of 2012 and 79% increase y-o-y. During 2012, the residential lots segment’s share of consolidated pre-sales increased to 42% from 25% in 2011. In 4Q12, sales velocity (sales over supply) was 35.0% compared to 36.4% in 3Q12. Fourth-quarter sales velocity from launches was 57%. During the year, sales from launches represented 81% of total sales, while the remaining 19% came from inventory.

Table 18 - Pre-Sales Alphaville Segment - (R$ million)
%co - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Alphaville	Total	436,442	331,290	32%	244,307	79%	1,107,893	841,991	32%
Units		2,339	1,245	88%	837	180%	5,062	3,282	54%
Table 19. Pre-Sales by unit Price Alphaville Segment (R$ million)
%Alphaville R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Alphaville	≤ R$200K;	222,568	188,011	18%	116,918	90%	512,804	249,957	105%
	> R$200K; ≤ R$500K	215,677	122,348	76%	88,116	145%	568,031	531,062	7%
	> R$500K	(1,802)	20,931	-109%	39,274	-105%	27,059	60,972	-56%
	Total	436,442	331,290	32%	244,307	79%	1,107,893	841,991	32%

Table 20. Pre-Sales by unit Price Alphaville Segment (# units)
%Alphaville R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%	2012	2011	Y-o-Y (%)
Alphaville	≤ R$200K;	1,310	922	42%	577	127%	2,884	1,459	98%
	> R$200K; ≤ R$500K	1,031	310	233%	261	295%	2,178	1,811	20%
	> R$500K	(2)	12	-115%	(2)	-1%	(1)	12	-105%
	Total	2,339	1,245	88%	837	180%	5,062	3,282	54%

14

Alphaville Segment Delivered Projects

During 2012, Alphaville delivered 8 projects/phases and 2,713 units. The tables below list the products delivered in 2012:

Table 21. Delivered projects (2012) - Alphaville Segment

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$000
Alphaville	Terras Alpha PetrolinaI	jan/12	Dec-10	Petrolina/PE	75%	366	47,424
Alphaville	Terras Alpha PetrolinaII	jan/12	Sep-11	Petrolina/PE	76%	286	41,499
Alphaville	Terras Alpha FozdoIguaçu2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33,069
Total 1Q12						994	121,993
Alphaville	Alphaville Granja Viana	jun/12	jun/09	Cotia/SP	33%	110	36,264
Alphaville	Alphaville Ribeirão Preto F1	jun/12	mar/10	Ribeirão Preto/SP	60%	352	97,269
Alphaville	Alphaville Ribeirão Preto F2	jun/12	jun/10	Ribeirão Preto/SP	60%	182	54,381
Total 2Q12						643	187,913
Alphaville	Alphaville Teresina	Jul/12	Sep/10	Teresina/PI	79%	589	111,248
Alphaville	Campo Grande 2	Sep/12	Mar/11	Campo Grande/MS	65%	385	62,260
Total 3Q12						974	173,508
Alphaville	Conceito A Rio Costa do Sol	Dec/12	jun/09	Rio das Ostras/RJ	95%	101	35.896
Total 4Q12						101	35.896

Total 2012						2,713	510.310

Table 22. Projects Launched (2012) - Alphaville Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	%¹	Sales
Alphaville Juiz de Fora	Feb/12	MG	364	65%	114,916	57%	65.091
Alphaville Sergipe	Mar/12	SE	509	74%	134,134	94%	126.101
Alplaville Total 1Q12			873		249,050	77%	191.192
Alphaville Mossoró F2	Jun/12	RN	88	52%	10,458	5%	519
Terras Alphaville Anápolis	Jun/12	GO	439	73%	70,161	95%	68.096
Alplaville Total 2Q12			527		80,619	83%	68.615
Alphaville Minas Gerais	Jul/12	MG	340	61%	138,770	94%	127.741
Alphaville Brasília Residencial 2	Aug/12	DF	199	47%	73,749	13%	9.736
Brasília Alpha Mall	Sep/12	DF	13	50%	5,429	0%	0
Terras Alphaville Sergipe	Sep/12	SE	478	88%	65,217	94%	64.299
Nova Esplanada 3	Sep/12	SP	198	30%	54,486	82%	48.812
Alplaville Total 3Q12			1,227		337,652	73%	250.588
Terras Alphaville Teresina	Oct/12	PI	844	79%	116.625	35%	40.363
Alphaville Pelotas	Nov/12	RS	427	74%	85.545	11%	9460
Alphaville Porto Velho	Dec/12	RO	163	76%	27.112	0%	0
Terras Alphaville Vitória da Conquista	Dec/12	BA	410	75%	67.089	89%	59.913
Terras Alphaville Resende F2	Dec/12	RJ	315	76%	54.903	94%	51.718
Alphaville Juiz de Fora 2	Dec/12	MG	197	65%	51.096	23%	11.907
Alphaville Campo Grande 3	Dec/12	MS	389	64%	88.484	94%	82.867
Alphaville Araçatuba	Dec/12	SP	180	42%	51.491	26%	13.376
Alphaville Bauru	Dec/12	SP	304	65%	65.456	90%	58780
Terras Alphaville Camaçari	Dec/12	BA	468	74%	67.158	81%	54.364
Alphaville Cajamar	Dec/12	SP	2	55%	1.033	100%	1.033
Alphaville Total 4Q12			3.698		675.993	57%	383.781
Alphaville Total 2012			6.326		1.343.313	67%	894.176

1 Note: Sales year to date.

15

Table 23. Land Bank Alphaville Segment as of 4Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	11.434.261	99%	0%	99%	60.573	102.641

Table 24. EBITDA Alphaville Segment

(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net profit (considering 80% stake)	56,631	53,330	6%	32,390	75%	157,269	128,917	22%
(+) Financial result	16,765	8,913	88%	3,904	329%	38,995	20,908	87%
(+) Income taxes	91	9,757	-99%	13,365	-99%	14,785	24,614	-40%
(+) Depreciation and amort.	640	552	16%	533	20%	2,262	1,773	28%
(+) Capitalized interest	1,285	1,303	-1%	2,455	-48%	4,806	7,930	-39%
(+) Stock option plan expen.	335	335	0%	456	-27%	8,740	1,640	433%
(+) Minority shareholders	14,524	17,859	-19%	14,710	-1%	46,860	38,842	21%
Adjusted EBITDA	90,271	92,049	-2%	67,813	33%	273,717	224,624	22%
Adjusted EBITDA margin	31,7%	39,4%	-770bps	30,6%	112bps	33,8%	33,4%	42bps
EBITDA	74,127	72,552	2%	50,192	48%	213,311	176,212	21%
Net revenues	284,689	233,577	22%	221,680	28%	809,512	672,599	20%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalizaed interest and minority shareholders.

Tabela 25. Inventory at Market Value 4Q12 x 3Q12 (R$ mn) – Alphaville Segment by Market Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
Total AUSA	578,823	675,993	(52,637)	489,079	(6,200)	812,174	-29%
≤ R$200K;	274,639	437,448	(24,562)	247,129	341	489,860	-44%
> R$200K; ≤ R$500K	280,895	238,545	(25,783)	241,459	(5,456)	298,307	-6%
> R$500K	23,289	-	(2,292)	490	(1,085)	24,006	-3%

Note: 1) BoP beginning of the period – 3Q12. 2) EP end of the period – 4Q12.  3) % Change 4Q12 versus 3Q12. 4)  4Q12 sales velocity. 5) projects cancelled during the period

16

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Segment Launches

Reflecting corrective actions at Tenda and a focus on execution and delivery, no projects were launched during 2012.

Table 26. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Tenda	São Paulo	-	-	nm	-	0%	-	40,489	nm
	Rio de Janeiro	-	-	nm	-	0%	-	153,456	nm
	Minas Gerais	-	-	nm	(103,183)	nm	-	46,487	nm
	Northeast	-	-	nm	-	0%	-	50,273	nm
	Others	-	-	nm	-	0%	-	107,029	nm
	Total	-	-	nm	(103,183)	nm	-	397,733	nm
	Units	-	-	nm	(817)	nm	-	3,030	nm

Note: mn not meaningful. Negative amount related to cancellation.

Table 27. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Tenda	≤ MCMV	-	-	nm	(103,183)	-100%	-	283,402	nm
	> MCMV	-	-	nm	-	0%	-	114,332	nm
	Total	-	-	nm	(103,183)	-100%	0%	397,733	nm

Note: mn not meaningful. Negative amount related to cancellation.

Tenda Segment Pre-Sales

During the fourth-quarter gross pre-sales increased 15.8% Q-o-Q to R$288 million, compared to R$249 million in 4Q11. Y-o-Y gross pre-sales totaled R$1.17 billion, a 32% decrease compared to the prior year period.

Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force has been contingent upon the ability to pass mortgages onto financial Institutions. Fourth-quarter net pre-sales (gross pre-sales less dissolutions) were negative R$29.6 million compared to R$30 million in 3Q12. The net pre-sales results reflect the dissolution of contracts in 4Q12 of R$318 million with potential homeowners who no longer qualified for bank mortgages versus R$467 million in 4Q11. Of the 9,200 units returned to inventory in 2012, 68% were resold to qualified customers within the same year.

Table 28. Pre-Sales (Dissoluitions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Tenda	São Paulo	(6,148)	(8,111)	-24%	(18,585)	-67%	(58,967)	80,555	-173%
	Rio de Janeiro	15,605	11,481	36%	(90,517)	-117%	37,523	(67,505)	-156%
	Minas Gerais	(22,121)	(13,077)	69%	(79,683)	-72%	(98,188)	102,138	-196%
	Northeast	13,219	17,384	-24%	(10,701)	-224%	18,429	97,791	-81%
	Others	(30,208)	22,373	-235%	(19,273)	57%	26,887	117,230	-77%
	Total	(29,653)	30,050	-199%	(218,759)	-86%	(74,318)	330,210	-123%
	Units	(182)	163	-212%	(2,163)	-92%	(862)	1,441	-160%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 29. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Tenda	≤ MCMV	(3,630)	7,977	-146%	(201,997)	-98%	(68,416)	189,323	-136%
	> MCMV	(26,023)	22,074	-218%	(16,762)	55%	(5,902)	140,887	-104%
	Total	(29,653)	30,050	-199%	(218,759)	-114%	(74,318)	330,210	-123%

Table 30. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (# units)

%Tenda - R$000		4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Tenda	≤ MCMV	(56)	50	nm	(2,057)	-97%	-839	708	nm
	> MCMV	(126)	113	nm	(107)	18%	-23	732	nm
	Total	(182)	163	nm	(2,163)	-108%	-862	1,441	nm

Note: Not meaningful

17

Tenda Segment Operations

In 2012, Tenda transferred around 13,000 units to financial institutions, or 108% of the midpoint of guidance provided for the full year of 10,000 – 14,000 customers, benefiting the positive operational cash flow achieved in the period.

Tenda Segment Delivered Projects

During the 2012, Tenda delivered 87 projects/phases and 16,889 units, reaching 141% of the mid-range of full-year guidance for the brand. The tables below lists the products delivered in 2012:

Table 31 - Delivered projects Tenda Segment (2012)

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá/SP	100%	36	8,439
Tenda	Ferrara - F2	Feb-12	2007	Poá/SP	100%	76	8,439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo/RJ	100%	64	5,950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo/RJ	100%	64	5,971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo/SP	100%	160	12,935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo/SP	100%	20	2,149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo/SP	100%	66	37,084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo/RS	100%	180	37,763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre/RS	100%	200	14,000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo/RJ	100%	96	9,431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo/RJ	100%	64	6,146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana/BA	100%	241	22,725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana/BA	100%	90	22,353
Tenda	Salvador Life II	Mar-12	2008	Salvador/BA	100%	180	12,780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte/MG	100%	38	3,838
Tenda	Maratá	Mar-12	2008	Goiânia/GO	100%	400	27,200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia/GO	100%	241	16,320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis/MA	50%	240	31,576
Total 1Q12						2,456	285,099
Tenda	Residencial Portal do Sol	Apr-12	2005	Itaquaquecetuba/SP	100%	320	20,284
Tenda	Residencial Spazio Felicittá	May-12	2008	São Paulo/SP	100%	180	19,040
Tenda	Residencial Rivera Life 8ª etapa	May-12	2010	Lauro de Freitas/BA	100%	100	9,433
Tenda	Residencial Rivera Life 9ª etapa	May-12	2010	Lauro de Freitas/BA	100%	120	11,403
Tenda	Residencial Rivera Life 10ª etapa	May-12	2010	Lauro de Freitas/BA	100%	180	52,149
Tenda	Santana Tower I (Bl 5 e 12 a 14)	May-12	2008	Feira de Santana/BA	100%	128	10,304
Tenda	Engenho Nova Cintra - F1 (Bl A a E)	Jun-12	2007	Santos/SP	100%	405	38,070
Tenda	Fit Jardim Botânico (Pb)	Jun-12	2008	João Pessoa/PB	50%	324	19,284
Tenda	Fit Jardins (Marodin)	Jun-12	2009	Porto Alegre/RS	70%	172	24,600
Tenda	Parque Baviera Life - F2 (Bl 10 a 13)	Jun-12	2008	São Leopoldo/RS	100%	80	6,042
Tenda	Parque Lousã	Jun-12	2008	Novo Gama/GO	100%	304	24,038
Tenda	Parque Lumiere	Jun-12	2011	São Paulo/SP	100%	100	11,220
Tenda	Piedade Life - F1 (Bl 1 a 5)	Jun-12	2008	Jaboatão dos Guararapes/PE	100%	180	13,100
Tenda	Reserva dos Pássaros - F1 (Bl 2 e 3)	Jun-12	2006	São Paulo/SP	100%	130	14,521
Tenda	Reserva dos Pássaros - F1 (Bl 6)	Jun-12	2006	São Paulo/SP	100%	66	7,372
Tenda	Santana Tower II - F1 (Bl 1 a 3)	Jun-12	2008	Feira de Santana/BA	100%	96	7,728
Tenda	Toulouse Life	Jun-12	2008	Anápolis/GO	100%	192	14,013
Tenda	Viver Itaquera	Jun-12	2010	São Paulo/SP	100%	199	24,359
Tenda	Mirante do Lago F1	Jun-12	2008	Ananindeua/PA	100%	462	47,221
Tenda	Mirante do Lago F2	Jun-12	2009	Ananindeua/PA	100%	188	26,317
Tenda	Terra Bonita	Jun-12	2008	Londrina/PR	100%	152	23,488
Total 2Q12						4,078	423,988

Note: To be continued in the next page.

18

Table 31 - Delivered projects Tenda Segment (2012)  cont.

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Portal do Sol Life VII (BI 15 e 16)	Aug/12	2010	Belford Roxo/RJ	100%	64	6,188
Tenda	Portal do Sol Life VIII (Bl1)	Aug/12	2010	Belford Roxo/RJ	100%	448	43,993
Tenda	Fit Bosque Itaquera	Aug/12	2009	São Paulo/SP	100%	256	37,900
Tenda	Parma Life (Rio de Janeiro)	Aug/12	2009	Rio de Janeiro/RJ	100%	263	21,040
Tenda	West Life	Aug/12	2009	Rio de Janeiro/RJ	100%	80	6,779
Tenda	Marumbi F-1	Aug/12	2009	Curitiba/PR	100%	335	61,808
Tenda	Portal das Rosas	Sep/12	2010	Osasco/ SP	100%	140	12,957
Tenda	JK 1	Sep/12	2008	Porto Alegre/ RS	100%	160	10,400
Tenda	Vila Real Life	Sep/12	2008	Salvador/ BA	100%	180	14,866
Tenda	Guarulhos Life	Sep/12	2008	Guarulhos/SP	100%	160	14,406
Tenda	Santo Andre Life I	Sep/12	2008	Santo André/SP	100%	128	11,648
Tenda	Santo Antonio Life	Sep/12	2008	Apar. de Goiânia/GO	100%	32	2,080
Tenda	Grand Ville das Artes – Goya (Bl 1 a 19)	Sep/12	2010	Lauro de Freitas/ BA	100%	380	35,450
Tenda	Vila Nova Life	Sep/12	2008	São Paulo/SP	100%	124	10,489
Tenda	Santana Tower II – F2 (Bl 5, 6 e 7)	Sep/12	2008	Feira de Santana/BA	100%	96	7,728
Tenda	Santana Tower II – F3 (Bl 4 e 8 a 10)	Sep/12	2008	Feira de Santana/BA	100%	128	10,304
Tenda	Santana Tower II – F4 (Bl 11 e 14)	Sep/12	2008	Feira de Santana/BA	100%	128	10,304
Tenda	Parque Ipê	Sep/12	2008	Mauá/SP	100%	90	6,859
Tenda	Pq Maceio F1	Sep/12	2008	Maceio/AL	100%	252	14,038
Tenda	Pq Maceio F2	Sep/12	2008	Maceio/AL	100%	252	14,450
Tenda	Terra Bonita	Sep/12	2008	Londrina/PR	100%	152	59,734
Total 3Q12						3,848	413,421
Tenda	Duo Valverde	Oct/12	2008	Nova Iguaçu - RJ	100%	120	8,470
Tenda	FIT Lago dos Patos	Dec/12	2009	Guarulhos - SP	100%	144	24,300
Tenda	Barra Funda Park Arvoredo	Dec/12	2010	São Paulo - SP	50%	223	14,590
Tenda	Barra Funda Park Floresta	Dec/12	2010	São Paulo - SP	50%	300	20,010
Tenda	Barra Funda Park Bosque	Dec/12	2010	São Paulo - SP	50%	223	14,533
Tenda	Juscelino Kubitschek II	Dec/12	2008	Porto Alegre - RS	100%	260	16,900
Tenda	Resid Germania Life F1A	Dec/12	2010	São Leopoldo - RS	100%	120	12,266
Tenda	Resid Jardim Alvorada	Dec/12	2009	Guarulhos - SP	100%	180	16,020
Tenda	Papa João XXIII F1	Dec/12	2008	Cachoeirinha - RS	100%	128	9,184
Tenda	Resid Club Gaudi Life	Dec/12	2009	Guarulhos - SP	100%	300	23,578
Tenda	Fit Bosque dos Pássaros	Dec/12	2009	São Paulo - SP	100%	364	55,757
Tenda	Resid Germania Life F1B	Dec/12	2010	São Leopoldo - RS	100%	120	12,266
Tenda	Resid Estação Carioca	Dec/12	2010	Rio de Janeiro - RJ	100%	158	16,647
Tenda	FIT Vivai	Dec/12	2008	Abatia - RJ	100%	640	78,714
Tenda	Resid Piacenza Life	Dec/12	2008	Rio de Janeiro - RJ	100%	287	22,960
Tenda	Resid Bandeirantes Life	Dec/12	2008	São Gonçalo - RJ	100%	260	20,015
Tenda	Salvador Life III	Dec/12	2008	Salvador - BA	100%	480	36,768
Tenda	Estação do Sol	Dec/12	2010	Jaboatão dos Guararapes - PE	100%	319	35,332
Tenda	Resid Piedade Life F2	Dec/12	2008	Jaboatão dos Guararapes - PE	100%	108	7,860
Tenda	Resid Betim Life	Dec/12	2008	Betim - MG	100%	128	7,796
Tenda	Morada dos Girassóis	Dec/12	2008	Ribeirão das Neves - MG	100%	176	13,683
Tenda	Chácara das Flores	Dec/12	2008	Belo Horizonte - MG	100%	120	9,648
Tenda	Madri Life II	Dec/12	2008	Betim - MG	100%	160	12,700
Tenda	Resid Las Palmas Life	Dec/12	2008	Belo Horizonte - MG	100%	140	10,305
Tenda	Marumbi F2	Dec/12	2010	Curitiba - PR	100%	335	61,808
Tenda	Icoaraci	Dec/12	2009	Belém - PA	100%	294	40,065
Tenda	Fit Mirante do Parque	Dec/12	2008	Belém - PA	100%	420	41,015
Total 4Q12						6,507	643,190

Total 2012						16,889	1,765,698

19

Table 32. Land Bank Tenda Segment (4Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	700,190	9%	9%	0%	6,023	6,023
Rio de Janeiro	232,555	2%	2%	0%	2,018	2,018
Nordeste	498,169	16%	16%	0%	4,409	4,409
Minas Gerais	459,883	47%	32%	16%	4,120	4,120
Total	1,890,797	23%	18%	5%	16,569	16,569

Table 33. EBITDA Tenda

(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net profit	(60,987)	(18,729)	226%	(575,340)	-89%	(122,858)	(660,056)	-81%
(+) Financial result	(2,479)	2,082	-219%	(1,833)	35%	(3,223)	(15,657)	-79%
(+) Income taxes	(8,475)	6,200	-237%	83,433	-110%	5,748	39,338	-85%
(+) Depreciation and amort.	3,736	5,948	-37%	5,699	-34%	16,167	19,894	-19%
(+) Capitalized interest	7,940	25,287	-69%	3,289	141%	55,336	17,792	211%
(+) Stock option plan expens.	145	145	0%	553	-74%	580	2,213	-74%
(+) Minority shareholders	(33)	1,192	-103%	333	-110%	1,095	333	229%
Adjusted EBITDA	(60,153)	22,125	-372%	(483,866)	-88%	(47,155)	(596,143)	-92%
Adjusted EBITDA margin	-29,3%	6,8%	nm	144,3%	nm	-4,2%	-133,8%	nm
EBITDA	(68,205)	(4,499)	1416%	(488,041)	-86%	(104,166)	(616,481)	-83%
Net revenues	205,475	323,799	-37%	(335,298)	-161%	1,125,670	445,519	153%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalizaed interest and minority shareholders.

Table 34. Inventory at Market Value 4Q12 x 3Q12 – Tenda Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	70,694	-	64,380	58,232	95	76,936	9%
MCMV	56,802	-	58,277	55,520	781	60,339	6%
> MCMV	13,892	-	6,103	2,712	(686)	16,597	19%
Rio de Janeiro	147,871	-	49,794	65,399	1,686	133,952	-9%
MCMV	134,715	-	47,125	65,399	10,194	126,636	-6%
> MCMV	13,156	-	2,669	-	(8,509)	7,316	-44%
Minas Gerais	103,519	-	53,083	30,962	(16,846)	108,794	5%
MCMV	57,295	-	41,344	24,301	(13,600)	60,737	6%
> MCMV	46,224	-	11,740	6,661	(3,246)	48,056	4%
Northeast	126,954	-	35,789	49,008	5,274	119,009	-6%
MCMV	72,966	-	33,988	34,516	3,606	76,044	4%
> MCMV	53,987	-	1,801	14,492	1,669	42,965	-20%
Others	315,552	-	114,542	84,334	42,220	387,981	23%
MCMV	107,467	-	30,938	42,702	41,347	137,049	28%
> MCMV	208,085	-	83,604	41,632	873	250,931	21%
Total Tenda	764,589	-	317,589	287,935	32,428	826,671	8,1%
MCMV	429,245	-	211,671	222,439	42,328	460,805	7,4%
> MCMV	335,344	-	105,917	65,496	(9,899)	365,866	9,1%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity. 5) projects cancelled during the period

20

INCOME STATEMENT

Revenues

On a consolidated basis, net revenue for the full year 2012, recognized by the “PoC” method, increased 34% year-over-year to R$3.95 billion. Fourth quarter net revenues totaled R$920.82 million, a decrease of 13% from the R$1.06 billion posted in 3Q12. Compared to 4Q11 revenues of R$351.42 million, the 4Q12 result increased 162%. During 4Q12, the Gafisa brand accounted for 47% of net revenues, Alphaville comprised 31% and Tenda the remaining 22%. The table below presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 35. Pre-sales and recognized revenues by launch year
		4Q12				4Q11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	370,157	74%	63,673	15%	-	-	-	-
(55% stake	2011 Launches	35,598	7%	80,847	19%	189,296	61%	39,404	8%
Total	2010 Launches	28,962	6%	161,028	37%	32,314	10%	115,319	25%
Revenues)	≤ 2009 Launches	63,735	13%	100,993	23%	91,256	29%	309,853	67%
	Land Bank			24,112	6%	-	-	-	-
	Total Gafisa	498,452	100%	430,653	100%	312,867	100%	464,576	100%
Alphaville	2012 Launches	390,253	89%	109,219	38%	-	0%	-	0%
(48% stake	2011 Launches	36,780	8%	137,091	48%	227,279	93%	59,734	26%
Total	2010 Launches	6,502	1%	35,663	13%	6,980	3%	78,962	35%
Revenues)	≤ 2009 Launches	2,907	1%	2,717	1%	10,048	4%	87,613	39%
	Land Bank	-	-	-	-	-	-	-	-
	Total AUSA	436,442	100%	284,689	100%	244,307	100%	226,309	100%
Tenda	2012 Launches	-	-	-	-	-	-	-	-
(-3% stake	2011 Launches	-16,157	54%	259	0%	-32,126	15%	-6,314	2%
Total	2010 Launches	-41,783	141%	79,928	39%	-73,438	34%	-153,840	46%
Revenues)	≤ 2009 Launches	28,286	-95%	102,473	50%	-113,194	52%	-174,681	52%
	Land Bank	-	-	22,815	11%	-	-	-	-
	Total Tenda	-29,653	100%	205,475	100%	-218,759	100%	-334,835	100%
Consolidated	2012 Launches	760,410	84%	172,892	19%	-	0%	-	0%
	2011 Launches	56,221	6%	218,196	24%	384,448	114%	92,824	26%
	2010 Launches	-6,318	-1%	276,619	30%	-34,143	-10%	40,441	11%
	≤ 2009 Launches	94,928	10%	206,184	22%	-11,890	-4%	222,785	63%
	Land Bank	-	-	46,927	5%	-	-	-	-
Total	Total Gafisa Group	905,241	100%	920,818	100%	338,415	100%	356,051	100%
		2012				2011
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	829,708	52%	121,763	6%	-	-	-	-
(61% stake	2011 Launches	255,309	16%	357,122	18%	1,307,520	60%	161,963	9%
Total	2010 Launches	215,923	13%	728,218	36%	459,024	21%	532,950	29%
Revenues)	≤ 2009 Launches	298,588	19%	680,281	34%	413,543	19%	1,127,012	62%
	Land Bank	-	-	130,717	6%	-	-	-	-
	Total Gafisa	1,599,528	100%	2,018,100	100%	2,180,087	100%	1,821,926	100%
Alphaville	2012 Launches	894,176	81%	157,727	19%	-	-	-	0%
(42% stake	2011 Launches	144,247	13%	372,710	46%	675,225	80%	114,660	17%
Total	2010 Launches	36,666	3%	181,207	22%	85,586	10%	278,353	41%
Revenues)	≤ 2009 Launches	32,804	3%	97,869	12%	81,180	10%	279,586	42%
	Land Bank	-	-	-	-	-	0%	-	-
	Total AUSA	1,107,893	100%	809,512	100%	841,991	100%	672,599	100%
Tenda	2012 Launches	-	-	-	-	-	-	-	-
(-3% stake	2011 Launches	-63,378	85%	53,772	5%	224,237	68%	20,468	5%
Total	2010 Launches	-133,889	180%	402,422	36%	274,255	83%	165,116	37%
Revenues)	≤ 2009 Launches	122,949	-165%	600,622	53%	-168,282	-51%	260,397	58%
	Land Bank	-	-	68,854	6%	-	-	-	-
	Total Tenda	-74,318	100%	1,125,670	100%	330,210	100%	445,982	100%
Consolidated	2012 Launches	1,723,885	65%	279,489	7%	-	-	-	-
	2011 Launches	336,178	13%	783,604	20%	2,206,983	66%	297,092	10%
	2010 Launches	118,700	5%	1,311,847	33%	818,865	24%	976,419	33%
	≤ 2009 Launches	454,341	17%	1,378,772	35%	326,441	10%	1,666,996	57%
	Land Bank	-	-	199,570	5%	-	-	-	-
Total	Total Gafisa Group	2,633,104	100%	3,953,282	100%	3,352,288	100%	2,940,506	100%

21

Gross Profit

Gross profit was R$223.40 million in the fourth quarter compared to R$308,13 million in 3Q12 and -R$180.29 million in 4Q11, being negatively impacted by the poor performance of old legacy projects at the Tenda and Gafisa brands in non core markets markets.  Gross margin was 24.3% in 4Q12, compared to 29.0% in 3Q12 and -51.3% in 4Q11, given the negative impact of time and cost overrun.

Table 36. Gross Margin (R$000)
(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Gross Profit	223,405	308,132	-27%	(180,291)	-224%	1,012,257	262,168	286%
Gross Margin	24,3%	29,0%	-470bps	-51,3%	7557bps	25,6%	8,9%	1669bps
Gross Profit (ex-Tenda)	216,717	249,769	-13%	120,618	80%	864,060	541,745	59%
Gross Margin (ex-Tenda) %	30,3%	33,7%	-344bps	17,6%	1273bps	30,6%	21,7%	884bps

Table 37. Capitalized Interest
(R$million) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Opening balance	247,330	241,875	2%	177,490	39%	221,816	146,544	51%
Capitalized interest	39,012	61,819	-37%	73,503	-47%	214,053	238,849	-10%
Interest capitalized to COGS	(33,586)	(56,364)	-40%	(29,177)	15%	(183,113)	(163,577)	12%
Closing balance	252,756	247,330	2%	221,816	14%	252,756	221,816	14%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$655.03 million in 2012, a 2% increase compared to R$644.64 million in SG&A expenses in 2011. Selling expenses decreased 22% on a year-over-year basis to R$308,33 million, given the reduction of launch volumes in the period.

Table 38. SG&A Expenses (R$000)
(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Selling expenses	101,741	69,941	45%	177,889	-43%	308,333	393,181	-22%
G&A expenses	93,724	80,951	16%	75,051	25%	346,693	251,458	38%
SG&A	195,465	150,892	30%	252,940	-23%	655,026	644,639	2%
Selling expenses (ex-Tenda)	76,410	48,191	59%	68,447	12%	217,845	211,183	3%
G&A expenses (ex-Tenda)	62,050	52,961	17%	52,147	19%	233,357	160,535	45%
SG&A (ex-Tenda)	138,460	101,152	37%	120,594	15%	451,202	371,718	21%

Table 39. SG&A / Launches (%)

(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Selling expenses /Launches	7%	15%	-865 bps	26%	-1912 bps	10%	11%	-70 bps
G&A /Launches	6%	18%	-1162 bps	11%	-466 bps	12%	7%	461 bps
SG&A/Launches	13%	33%	-2027 bps	37%	-2378 bps	22%	18%	391 bps
Selling expenses /Launches (ex-Tenda)	5%	11%	-553 bps	10%	-486 bps	7%	7%	63 bps
G&A /Launches (ex-Tenda)	4%	12%	-755 bps	8%	-344 bps	8%	5%	277 bps
SG&A/Launches (ex-Tenda)	9%	22%	-1309 bps	18%	-830 bps	15%	12%	340 bps

Table 40. SG&A / Pre-Sales (%)
(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Selling expenses /Pre-Sales	11%	11%	27bps	32%	-2106bps	11%	13%	-162bps
G&A /Pre-Sales	10%	12%	-225bps	13%	-345bps	13%	8%	449bps
SG&A / Pre-Sales	21%	23%	-198bps	45%	-2451bps	24%	21%	287bps
Selling expenses /Pre-Sales (ex-Tenda)	8%	7%	86bps	12%	-411bps	8%	7%	106bps
G&A /Pre-Sales (ex-Tenda)	7%	8%	-140bps	9%	-272bps	9%	5%	331bps
SG&A / Pre-Sales (ex-Tenda)	15%	15%	-53bps	22%	-683bps	17%	12%	437bps

Table 41. SG&A / Revenues (%)
(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Selling expenses /Net Revenues	11%	7%	448bps	51%	-3957bps	8%	13%	-557bps
G&A expenses/Net Revenues	10%	8%	257bps	21%	-1118bps	9%	9%	22bps
SG&A/Net Revenues	21%	14%	705bps	72%	-5075bps	17%	22%	-535bps
Selling expenses /Net Revenues (ex-Tenda)	11%	7%	417bps	10%	71bps	8%	8%	-76bps
G&A expenses/Net Revenues (ex-Tenda)	9%	7%	152bps	8%	108bps	8%	6%	182bps
SG&A/Net Revenues (ex-Tenda)	19%	14%	569bps	18%	179bps	16%	15%	106bps

22

Administrative expenses reached R$346.69 million in 2012, a 38% increase compared to R$251.46 million in 2011, due to:

(1) a provision related to the distribution of variable compensation and expenses related to the stock options plan, which accounted for 49% and 9% of the annual change in G&A registered in the period, respectively;

(2) other expenses related to services rendered, mainly auditing and consulting, which accounted for 24% of the annual change in G&A registered in the period;

(3) administrative expenses related to the expansion of Alphaville’s operations given its increased contribution in the Gafisa Group’s mix, which accounted for 11% of the annual change in G&A registered in the period.

Table 42. General and Administrative Expenses Breakdown (2011-2012)

(R$000) Consolidado	2012 (A)	2011 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	137,175	126,635	8,30%	10,540	11%
Benefits and employees	11,575	11,404	1,50%	171	0%
Travel expenses and utilities	10,853	11,115	-2,40%	(262)	0%
Services rendered	40,268	16,947	137,60%	23,321	24%
Rentals and condos fee	12,957	12,182	6,40%	775	1%
Information Technology	14,575	12,787	14,00%	1,788	2%
Stock Option Plan	27,640	17,284	60%	10,356	11%
Provision for Bonus and Profit Sharing	64,011	17,196	272%	46,815	49%
Other	27,639	25,908	15,60%	3,720	4%
Total (C)	346,693	251,458	38%	95,235	100%

It is worth mentioning that in 2011, no provisions were made for the distribution of variable compensation, except Alphaville - as the performance of each brand is measured independently. In 2012, Gafisa main goal established to measure performance was the cash generation. The total amount of the provision for variable compensation includes 2.300 eligible employees'.

Tabela 43. Administrative Expenses Breakdown (2011-2012)

(R$000)	2012 (A)	2011 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Gafisa	138,873	93,775	48%	45,098	47%
G&A	91,103	80,344	13%	10,758	12%
Provision for Bonus	29,451	-	n/a	29,451	34%
Stock Option Plan	18,320	13,431	36%	4,889	5%
Alphaville	94,214	64,210	47%	30,004	32%
G&A	69,172	45,494	52%	23,678	27%
Provision for Bonus	16,302	17,075	-5%	(774)	-1%
Stock Option Plan	8,740	1,640	433%	7,100	7%
Tenda	113,335	90,916	25%	22,419	24%
G&A	94,497	88,703	7%	5,794	7%
Provision for Bonus	18,258	-	n/a	18,258	21%
Stock Option Plan	580	2,213	74%	(1633)	-2%
Total (C)	346,693	251,458	38%	95,235	100%
G&A	254,772	214,542	19%	40,230	46%
Provision for Bonus	64,011	17,075	275%	46,935	54%
Stock Option Plan	27,640	17,284	60%	10,356	11%
Profit Sharing Expenses	270	2,557	-89%	(2,287)	-2%

Given the results obtained in 2012 (namely improved liquidity position), we redirect the Company's goals for 2013, in order to achieve a healthier balance between profitability, investment and cash generation. Despite the payment of annual variable compensation, the eligibility is now based on bi-annual performance, given the long-term cycle nature of the business.

EBITDA Consolidado

Earnings before interest, tax, depreciation and amortization totaled R$211.25 million in 4Q12, compared to R$ negative result of R$ 559.17 in 2011. Adjusted EBITDA was R$470.14 million in 2012, compared to negative R$338.63 million in 2011. Adjusted EBITDA for Gafisa and Alphaville totaled R$243.58 million and R$273.72 million, respectively, while Tenda´s adjusted EBITDA was negative R$47.15 million. During 2012, the adjusted EBITDA margin reached 11,9% or 18.3% ex-Tenda, as compared to -11,5% and 10.3%, respectively, in 2011.

23

Table 44. Consolidated Adjusted EBITDA
(R$'000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net Profit (Loss)	(98,875)	4,841	-2142%	(818,487)	-88%	(124,504)	(944,868)	-87%
(+) Financial result	48,327	60,808	-21%	41,928	15%	206,940	159,903	29%
(+) Income taxes	(5,755)	21,050	-127%	194,932	-103%	41,228	142,362	-71%
(+) Depreciation and Amortization	36,192	18,704	93%	26,454	37%	87,584	83,428	5%
(+) Capitalized Interest Expenses	33,586	56,364	-40%	29,177	15%	183,113	163,577	12%
(+) Stock option plan exp.	4,437	3,420	30%	4,495	-1%	27,640	17,284	60%
(+) Minority shareholders	15,149	17,957	-16%	15,017	1%	48,141	39,679	21%
Adjusted EBITDA	33,061	183,144	-82%	(506,484)	-107%	470,142	(338,635)	-239%
Adjusted EBITDA margin	3,6%	17,2%	-1362bps	-144,1%	14771bps	11,9%	-11,5%	2341bps
Net Revenue	920,818	1,064,094	-13%	351,421	162%	3,953,282	2,940,506	34%
EBITDA	(20,111)	105,403	-119%	(555,173)	-96%	211,248	(559,175)	-138%
Adjusted EBITDA (ex Tenda)	93,214	161,019	-42%	(22,618)	-512%	517,297	257,508	101%
Adj. EBITDA Mg (ex Tenda)	13,0%	21,8%	-872bps	-3,3%	1632bps	18,3%	10,3%	797bps

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalizaed interest and minority shareholders.

Depreciation And Amortization

Depreciation and amortization in 2012 was R$87.58 million, an increase of R$4.16 million when compared to the R$83.43 million recorded in 2011.

Financial Results

Net financial expenses totaled R$206.94 million in 2012, compared to a net financial result of R$159.90 million in 2011. Financial expenses was R$287.57 million in 2012, compared to R$252.88 million in 2011, a 14% increase year-over-year, given the higher average loan balance (partially mitigated by the selic rate reduction), higher securitization-related expenses and higher bank charges and fees. Despite a stronger cash position, financial revenues fell R$12.34 million, to R$80.63 million at the end of the year, due to the reduction of the selic rate.

Taxes

Income taxes, social contribution and deferred taxes for 2012 amounted to negative R$41.23 million, compared to R$142.36 million in 2011, due to deferred assets reversion in the previous period.

Adjusted Net Income (Loss)

Gafisa Group reported a net loss of R$124.50 million in 2012, compared to a net loss of R$944.87 million in 2011. Net results was impacted by lower gross margin of Tenda and Gafisa projects coupled with the higher volume of financial expenses, both partially mitigated by Alphaville’s net income of R$ 157 million reported in the period.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$1.52 billion in 2012, 3% lower than the R$1.56 billion posted in 2011. The consolidated margin for the year was higher at 39.0%, given a greater contribution of the most recent project and a lower participation of the Tenda brand and increased stake of Alphaville’s projects in the Group’s product mix. The table below shows the backlog margin by segment:

Table 45. Results to be recognized (REF) by brand

	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	2,257,589	555,405	1,078,624	3,891,618	3,336,213
Costs to be incurred (units sold)	(1,430,131)	(426,201)	(517,307)	(2,373,639)	(1,947,438)
Results to be Recognized	827,458	129,204	561,317	1,517,979	1,388,775
Backlog Margin	36,7%	23,3%	52,0%	39,0%	41,6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 46. Gafisa Group Results to be recognized (REF)

	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Revenues to be recognized	3,891,618	3,702,549	5%	4,515,112	-14%	3,891,618	4,515,112	-14%
Costs to be incurred (units sold)	(2,373,639)	(2,390,611)	-1%	(2,956,282)	-20%	(2,373,639)	(2,956,282)	-20%
Results to be Recognized	1,517,979	1,311,938	16%	1,558,830	-3%	1,517,979	1,558,830	-3%
Backlog Margin	39,0%	35,4%	357bps	34,5%	448bps	39,0%	34,5%	448bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

24

BALANCE SHEET

Cash and Cash Equivalents

On December 31, 2012, cash and cash equivalents reached R$1.68 billion, 36% higher compared to 3Q12. The Company’s cash position is expected to be sufficient to execute its development plans.

Accounts Receivable

At the end of 4Q12, total accounts receivable decreased 17% to R$7.93 billion on a year-over-year basis and 5% compared to the R$8.33 billion posted in 3Q12. Gafisa has additional receivables (from units already delivered) of more than R$500 million available for securitization.

Table 47. Total receivables
(R$000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	4,039,044	3,842,812	5%	4,686,157	-14%
Receivables from PoC – ST (on balance sheet)	2,915,253	3,325,239	-12%	3,962,574	-26%
Receivables from PoC – LT (on balance sheet)	976,253	1,161,268	-16%	863,874	13%
Total	7,930,550	8,329,319	-5%	9,512,605	-17%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 48. Inventory (Balance Sheet at cost)
(R$000) Consolidated	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)
Land	962,113	850,197	13%	1,151,168	-16%
Units under construction	1,118,028	1,308,213	-15%	1,576,780	-29%
Completed units	380,542	200,165	90%	119,342	219%
Total	2,460,683	2,358,575	4%	2,847,290	-14%

Inventory totaled R$2.47 billion in 4Q12, a 5% increase on the R$2.36 billion registered in 3Q12. At the end of 4Q12, finished units accounted for 16% of total inventory. The Company continues to focus on reducing finished inventory.

Table 49. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 3Q12
Gafisa	489,999	504,186	538,852	256,607	194,050	1,983,694
Alphaville	-	321,571	181,800	137,309	171,494	812,174
Tenda	20,556	106,350	247,758	240,082	211,924	826,671
Total	510,555	932,107	968,410	633,998	577,468	3,622,538

Fourth quarter consolidated inventory at market value increased R$619 million to R$3.6 billion from R$3.0 billion in the previous quarter. The market value of Gafisa inventory, which represented 55% of total inventory, increased to R$1.98 billion at the end of 4Q12. The market value of Alphaville inventory was R$812 million at the end of 4Q12, a 40.3% increase compared to the R$579 million at the end of 3Q12. Tenda inventory was valued at R$827 million at the end of 4Q12, compared to R$764 million at the end of 3Q12.

Despite dissolutions in 2012, the Gafisa Group experienced positive demand for units targeted at the low income segment. Of the 9,200 units returned to inventory, 68% were resold to qualified customers in 2012.

Table 50. Inventory at Market Value 4Q12 x 3Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,660,248	813,767	101,041	-599,493	8,132	1,983,694	19.5%	20.1%
Alphaville (B)	578,823	675,993	52,637	-489,079	-6,2	812,174	40.3%	35.0%
Total (A) + (B)	2,239,071	1,489,760	153,678	- 1.088,572	1,932	2,795,867	24.9%	25.1%
Tenda (C)	764,589	-	317,589	-287,935	32,428	826,671	8.1%	-3.7%
Total (A) + (B) + (C)	3,003,660	1,489,760	471,267	- 1.376,507	34,36	3,622,538	20.6%	20.0%

Note: 1) BoP beginning of the period – 3Q12. 2) EP end of the period – 4Q12.  3) % Change 4Q12 versus 3Q12. 4)  4Q12 sales velocity. 5) projects cancelled during the period

25

Liquidity

The Gafisa Group ended the fourth quarter with R$1.68 billion in cash and cash equivalents, a sequential improvement of 36%, from R$1.23 billion at the end of 3Q12. Net debt was R$2.56 billion at the end of 4Q12, a R$381 million reduction from R$2.94 billion the end of 3Q12. As a result, consolidated cash generation (cash burn) was positive at approximately R$381 million in 4Q12, resulting in R$685 million in 2012. Operational consolidated cash flow reached approximately R$1.04 billion in 2012, 156% of the mid-range of the Company’s updated full year guidance of R$600 – R$800 million in 2012.

The net debt and investor obligations to equity and minorities ratio was 95% compared to 106% in 3Q12. Excluding project finance, the net debt/equity ratio reached 15% from 28% in 3Q12.

The Company’s has access to a total of R$1.61 billion in construction finance lines contracted with banks and R$747 million of construction credit lines in the process of being approved. Also, Gafisa has R$2.80 billion available in construction finance lines of credit for future developments. The following tables provide information on the Company’s debt position:

Table 51. Indebtedness and Investor obligations
Type of obligation (R$000)	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)
Debentures - FGTS (A)	1,163,204	1,241,860	-6%	1,297,967	-10%
Debentures - Working Capital (B)	572,699	581,514	-2%	601,234	-5%
Project Financing SFH – (C)	980,667	927,697	6%	684,642	43%
Working Capital (D)	1,199,776	1,098,974	9%	1,171,967	2%
Total (A)+(B)+(C)+(D) =(E)	3,916,347	3,850,045	2%	3,755,810	4%
Investor Obligations (F)	323,706	324,198	0%	473,186	-32%
Total debt (E) + (F) = (G)	4,240,053	4,174,243	2%	4,228,996	0%
Cash and availabilities (H)	1,681,288	1,234,826	36%	983,660	71%
Net debt (G)-(H) = (I)	2,558,765	2,939,417	-13%	3,245,336	-21%
Equity + Minority Shareholders (J)	2,692,367	2,771,971	-3%	2,747,094	-2%
ND/Equity (I)/(J) = (K)	95,0%	106,0%	-1100 bps	118,1%	-2310 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	15,4%	27,8%	-1236 bps	46,0%	-3056 bps

The Gafisa Group ended the fourth quarter with R$1.32 billion of total debt maturing in the next 12 months. However, it is worth mentioning that project finance accounts for 54% of this amount.

Table 52. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Dec/13	Until Dec/14	Until Dec/15	Until Dec/16	After Dec/16
Debentures - FGTS (A)	TR + (8.47% - 10.26%)	1,163,204	214,620	248,584	350,000	150,000	200,000
Debentures - Working Capital (B)	CDI + (1.50% - 1.95%)	572,699	131,740	280,697	150,000	6,642	3,620
Project Financing SFH – (C)	TR + (8.30% - 11.50%)	980,667	498,192	341,021	134,931	6,523	0
Working Capital (D)	CDI + (1.30% - 2.22%)	1,199,777	314,292	429,208	271,153	155,360	29,764
Total (A)+(B)+(C)+(D) =(E)		3,916,347	1,158,844	1,299,510	906,084	318,525	233,384
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	323,706	161,373	142,713	11,179	6,388	2,053
Total debt (E) + (F) = (G)	9.28%	4,240,053	1,320,217	1,442,223	917,263	324,913	235,437
% due to corresponding period			31%	34%	22%	8%	6%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		50.6%	54.0%	40.9%	52.9%	48.2%	84.9%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		49.4%	46.0%	59.1%	47.1%	51.8%	15.1%

Covenant Ratios

Table 53. Debenture covenants - 7th emission
4Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	115.9
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	3.4%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1.5	2.0

Table 54. Debenture covenants - 5th emission (R$250 million)
4Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	3.6%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	3.7

Note: Covenant status on September 30, 2012

26

OUTLOOK

Throughout 2012 the Gafisa Group laid the foundations to generate solid, consistent returns for shareholders. The Company has positioned itself conservatively, prioritizing cash flow and net debt reduction, restructuring the debt profile and reducing launches, while still generating an appropriate volume of business.

As a result of these initiatives, Gafisa currently enjoys a comfortable cash position that is sufficient to finance the Group’s operations and honor its obligations for 2013. With these actions, Gafisa is clearly seeing a turnaround in its recent history.

Thus, in 2013 the Company expects a more productive balance between investment and deleveraging on the balance sheet. The Company believes it is better positioned to increase, though conservatively, the pace of launches, including resuming Tenda brand launches, and will necessarily resume the acquisition of landbank that is compatible with the size of operations.

The results of this process will be more apparent in 2014, when the Gafisa Group expects to have in large part aligned its operations with the strategy it laid out at the beginning of 2012.

Thus, the Company is presenting new guidance for 2013 launches in the range of R$2.7 to R$3.3 billion, reflecting the regional focus for Gafisa and strategic markets for Tenda.

Gafisa and Alphaville should represent around 88% of launches, of which Gafisa should represent 42% of launches and Alphaville 46%, while Tenda should account for 12% of launches in the year.

Table 55. Launch Guidance – 2013 Estimates

Guidance (2013E)
Consolidated Launches	R$2.7 – R$3.3 bi
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi
Launches Alphaville	R$1.3 – R$1.5 bi
Launches Tenda	R$250 – R$450 mn

Given the focus for cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As of December 31, 2012, the net debt and investor obligations to equity ratio was 95%. The Company expects this level of leverage to be stable in 2013, as compared to the current level.

Tabela 56. Guidance Leverage (2013E)

Guidance (2013)
Consolidated	stable

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched in non core markets, expected to be substantially concluded in 2013.

Tabela 57. Guidance Adjusted EBITDA Margin (2013E)

Guidance (2013)
Consolidated	12% - 14%

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville.

Table 58. Other Relevant Operational Indicators – Delivery Estimates 2013E

Guidance (2013E)
Consolidated Amounts	13,500 – 17,500
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000
# Alphaville Delivery	3,500 – 5,000
# Tenda Delivery	6,500 – 7,500

27

CONSOLIDATED INCOME STATEMENT

R$000	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net Operating Revenue	920.818	1.064.094	-13%	351.421	162%	3.953.282	2.940.506	34%
Operating Costs	(697.413)	(755.962)	-8%	(531.712)	31%	(2.941.025)	(2.678.338)	10%
Gross profit	223.405	308.132	-27%	(180.291)	-224%	1.012.257	262.168	286%
Operating Expenses
Selling Expenses	(101.741)	(69.941)	45%	(177.889)	-43%	(308.333)	(393.181)	-22%
General and Administrative Expenses	(93.724)	(80.951)	16%	(75.051)	25%	(346.693)	(251.458)	38%
Other Operating Rev / Expenses	(32.902)	(33.880)	-3%	(106.925)	-69%	(97.842)	(137.025)	-29%
Depreciation and Amortization	(36.192)	(18.704)	93%	(26.454)	37%	(87.584)	(83.428)	5%
Operating results	(41.154)	104.656	-139%	(566.610)	-93%	171.805	(602.924)	-128%

Financial Income	21.825	17.394	25%	14.993	46%	80.629	92.973	-13%
Financial Expenses	(70.152)	(78.202)	-10%	(56.921)	23%	(287.569)	(252.876)	14%

Income (Loss) Before Taxes on Income	(89.481)	43.848	-304%	(608.538)	-85%	(35.135)	(762.827)	-95%

Deferred Taxes	11.896	(2.294)	-619%	(159.577)	-107%	1.525	(69.155)	-102%
Income Tax and Social Contribution	(6.141)	(18.756)	-67%	(35.355)	-83%	(42.753)	(73.207)	-42%

Income (Loss) After Taxes on Income	(83.726)	22.798	-467%	(803.470)	-90%	(76.363)	(905.189)	-92%

Minority Shareholders	(15.149)	(17.957)	-16%	(15.017)	1%	(48.141)	(39.679)	21%

Net Income (Loss)	(98.875)	4.841	-2142%	(818.487)	-88%	(124.504)	(944.868)	-87%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

28

CONSOLIDATED BALANCE SHEET

	4Q12	3Q12	Q-o-Q(%)	4Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.681.288	1.234.826	36%	983.660	71%
Receivables from clients	2.915.253	3.325.239	-12%	3.962.574	-26%
Properties for sale	2.130.195	2.038.646	4%	2.049.084	4%
Other accounts receivable	245.105	150.987	62%	144.585	70%
Deferred selling expenses	62.974	69.956	-10%	56.903	11%
Prepaid expenses	720	1.861	-61%	16.629	-96%
Properties for sale	173.931	180.703	-4%	93.188	87%
Financial Instruments	9.224	18.182	-49%	7.735	19%
	7.218.690	7.020.400	3%	7.314.358	-1%
Long-term Assets
Receivables from clients	976.253	1.161.268	-16%	863.874	13%
Properties for sale	330.488	319.929	3%	798.206	-59%
Deferred taxes	10.443	-	0%	-	0%
Other	258.187	244.249	6%	247.909	4%
	1.575.371	1.725.446	-9%	1.909.989	-18%
Investments	276.933	279.812	-1%	282.277	-2%

Total Assets	9.070.994	9.025.658	1%	9.506.624	-5%

Current Liabilities
Loans and financing	812.483	952.608	-15%	1.135.543	-28%
Debentures	346.360	465.425	-26%	1.899.200	-82%
Obligations for purchase of land and advances from clients	527.111	457.153	15%	610.555	-14%
Materials and service suppliers	167.008	156.197	7%	135.720	23%
Taxes and contributions	259.160	297.006	-13%	250.578	3%
Obligation for investors	161.373	156.773	3%	219.796	-27%
Other	606.095	507.386	19%	564.547	7%
	2.879.590	2.992.548	-4%	4.815.939	-40%
Long-term Liabilities
Loans and financing	1.367.960	1.074.063	27%	721.067	90%
Debentures	1.389.543	1.357.949	2%	-	0%
Obligations for purchase of land	91.706	113.175	-19%	177.135	-48%
Deferred taxes	81.477	93.373	-13%	83.002	-2%
Provision for contingencies	149.790	150.927	-1%	134.914	11%
Obligation for investors	162.333	167.425	-3%	253.390	-36%
Other	256.228	304.227	-16%	574.083	-55%
	3.499.037	3.261.139	7%	1.943.591	80%
Shareholders' Equity
Capital	2.735.794	2.734.159	0%	2.734.157	0%
Treasury shares	(1.731)	(1.731)	0%	(1.731)	0%
Capital reserves	36.964	32.863	12%	18.066	105%
Retained earnings	(124.504)	(25.628)	386%	-	0%
Accumulated losses	(102.019)	(102.019)	0%	(102.019)	0%
Non-controlling interests	147.863	134.327	10%	98.621	50%
	2.692.367	2.771.971	-3%	2.747.094	-2%
Liabilities and Shareholders' Equity	9.070.994	9.025.658	1%	9.506.624	-5%

29

CASH FLOW

	4Q12	4Q11	2012	2011
Loss Before Taxes on Income	(89.481)	(608.538)	(35.135)	(762.827)
Expenses not affecting working capital	121.952	290.700	327.537	526.245
Depreciation and amortization	36.192	26.454	87.584	83.428
Impairment allowance	1.284	100.740	(37.944)	94.750
Expense on stock option plan	4.438	6.493	27.640	19.282
Penalty fee over delayed projects	(12.756)	51.211	(13.946)	51.211
Unrealized interest and charges, net	56.940	(5.979)	114.956	111.151
Deferred Taxes
Disposal of fixed asset	803	9.579	9.471	9.579
Warranty provision	9.352	7.530	20.633	14.690
Provision for contingencies	27.837	23.230	94.887	57.902
Profit sharing provision	21.105	10.771	64.011	17.196
Allowance (reversal) for doubtful debts	(23.243)	60.671	(39.755)	67.056
Profit / Loss from financial instruments
Clients	224.002	347.788	580.455	58.470
Properties for sale	(97.924)	(511.624)	343.484	(826.461)
Other receivables	16.904	(12.136)	(24.229)	(27.682)
Deferred selling expenses and prepaid expenses	8.123	(57.450)	9.838	(52.317)
Obligations on land purchases and advances from customers	48.490	68.146	(168.873)	189.631
Taxes and contributions	(6.989)	43.736	39.439	19.690
Trade accounts payable	10.810	(49.465)	31.288	(54.741)
Salaries, payroll charges	(27.948)	(59.508)	(33.641)	(14.348)
Other accounts payable	(113.424)	149.915	(218.766)	100.992
Assignment of credit receivables, net	375.626	3.665	0	0
Current account operations	(133.678)	71.865	(126.842)	88.925
Paid taxes	(36.998)	(16.436)	(73.610)	(54.288)
Cash used in operating activities	299.465	(339.342)	650.945	(808.711)
Investing activities
Purchase of property and equipment and deferred charges	(34.478)	(45.028)	(114.805)	(105.625)
Redemption of securities, restricted securities and loans	4.085.160	(6.969.584)	4.573.373	(2.396.624)
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(4.368.331)	6.651.474	(4.781.462)	2.495.328
Cash used in investing activities	(317.649)	(363.138)	(322.894)	(6.921)
Financing activities
Capital increase	1.635	2	1.637	4.959
Contributions from venture partners	(492)	(3.542)	(149.480)	68.922
Increase in loans and financing	763.065	300.987	1.419.044	1.009.716
Repayment of loans and financing	(753.703)	221.436	(1.373.463)	(655.165)
Assignment of credit receivables, net	172.336	37.979	229.051	415.244
Proceeds from subscription of redeemable equity interest in securitization fund	(5.278)	(4.715)	6.642	(15.120)
Operations of mutual	3.912	2.336	28.057	(32.896)
Dividends paid	0	(98.812)	0	(98.812)
Net cash provided by financing activities	181.475	455.671	161.488	696.848
Net increase (decrease) in cash and cash equivalents	163.291	(246.809)	489.539	(118.784)
Cash and cash equivalents
At the beginning of the period	463.846	384.407	137.598	256.382
At the end of the period	627.137	137.598	627.137	137.598
Net increase (decrease) in cash and cash equivalents	163.291	(246.809)	489.539	(118.784)

30

GAFISA SEGMENT INCOME STATEMENT

R$000	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net Operating Revenue	430.654	506.718	-15%	465.039	-7%	2.018.100	1.822.388	11%
Operating Costs	(351.309)	(379.254)	-7%	(453.303)	-23%	(1.572.948)	(1.602.190)	-2%
Gross profit	79.345	127.464	-38%	11.736	576%	445.152	220.198	102%
Operating Expenses
Selling Expenses	(48.375)	(36.119)	34%	(48.825)	-1%	(151.279)	(165.982)	-9%
General and Administrative Expenses	(40.689)	(32.159)	27%	(27.766)	47%	(139.143)	(96.325)	44%
Other Operating Rev / Expenses	(15.656)	(22.930)	-32%	(52.495)	-70%	(52.440)	(76.293)	-31%
Depreciation and Amortization	(31.816)	(12.204)	161%	(20.222)	57%	(69.155)	(61.761)	12%
Operating results	(57.191)	24.052	-338%	(137.572)	-58%	33.135	(180.163)	-118%

Financial Income	7.972	7.717	3%	6.268	27%	31.856	51.986	-39%
Financial Expenses	(42.013)	(57.530)	-27%	(46.125)	-9%	(203.024)	(206.638)	-2%

Loss Before Taxes on Income	(91.232)	(25.761)	254%	(177.429)	-49%	(138.033)	(334.815)	-59%

Deferred Taxes	7.809	322	2325%	(70.324)	-111%	11.302	(30.256)	-137%
Income Tax and Social Contribution	(10.438)	(5.415)	93%	(27.810)	-62%	(31.997)	(48.154)	-34%

Loss After Taxes on Income	(93.861)	(30.854)	204%	(275.563)	-66%	(158.728)	(413.225)	-62%

Minority Shareholders	(658)	1.094	-160%	26	-2631%	(186)	(504)	-63%

Net Loss	(94.519)	(29.760)	218%	(275.537)	-66%	(158.914)	(413.729)	-62%

31

ALPHAVILLE  SEGMENT INCOME STATEMENT

R$000	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net Operating Revenue	284.689	233.577	22%	221.680	28%	809.512	672.599	20%
Operating Costs	(147.318)	(111.272)	32%	(112.798)	31%	(390.605)	(351.152)	11%
Gross profit	137.371	122.305	12%	108.882	26%	418.907	321.447	30%
Operating Expenses
Selling Expenses	(28.035)	(12.072)	132%	(19.622)	43%	(66.566)	(45.201)	47%
General and Administrative Expenses	(21.361)	(20.802)	3%	(24.381)	-12%	(94.214)	(64.210)	47%
Other Operating Rev / Expenses	676	980	-31%	23	2839%	2.043	3.018	-32%
Depreciation and Amortization	(640)	(552)	16%	(533)	20%	(2.262)	(1.773)	28%
Operating results	88.011	89.859	-2%	64.369	37%	257.908	213.281	21%

Financial Income	2.901	2.909	0%	763	280%	11.870	12.183	-3%
Financial Expenses	(19.666)	(11.822)	66%	(4.667)	321%	(50.865)	(33.091)	54%

Income Before Taxes on Income	71.246	80.946	-12%	60.465	18%	218.913	192.373	14%

Deferred Taxes	1.757	(4.783)	-137%	(4.661)	-138%	(9.396)	(8.133)	16%
Income Tax and Social Contribution	(1.848)	(4.974)	-63%	(8.704)	-79%	(5.389)	(16.481)	-67%

Income After Taxes on Income	71.155	71.189	0%	47.100	51%	204.128	167.759	22%

Minority Shareholders	(14.524)	(17.859)	-19%	(14.710)	-1%	(46.860)	(38.842)	21%

Net Income	56.631	53.330	6%	32.390	75%	157.268	128.917	22%

32

TENDA SEGMENT INCOME STATEMENT

R$000	4Q12	3Q12	Q-o-Q (%)	4Q11	Y-o-Y (%)	2012	2011	Y-o-Y (%)
Net Operating Revenue	205.475	323.799	-37%	(335.298)	-161%	1.125.670	445.519	153%
Operating Costs	(198.786)	(265.436)	-25%	34.389	-678%	(977.472)	(724.996)	35%
Gross profit	6.689	58.363	-89%	(300.909)	-102%	148.198	(279.477)	-153%
Operating Expenses
Selling Expenses	(25.331)	(21.750)	16%	(109.442)	-77%	(90.488)	(181.998)	-50%
General and Administrative Expenses	(31.674)	(27.990)	13%	(22.904)	38%	(113.336)	(90.923)	25%
Other Operating Rev / Expenses	(17.922)	(11.930)	50%	(54.453)	-67%	(47.445)	(63.750)	-26%
Depreciation and Amortization	(3.736)	(5.948)	-37%	(5.699)	-34%	(16.167)	(19.894)	-19%
Operating results	(71.974)	(9.255)	678%	(493.407)	-85%	(119.238)	(636.042)	-81%

Financial Income	10.952	6.768	62%	7.962	38%	36.903	28.804	28%
Financial Expenses	(8.473)	(8.850)	-4%	(6.129)	38%	(33.680)	(13.147)	156%

Loss Before Taxes on Income	(69.495)	(11.337)	513%	(491.574)	-86%	(116.015)	(620.385)	-81%

Deferred Taxes	2.330	2.167	8%	(84.592)	-103%	(381)	(30.766)	-99%
Income Tax and Social Contribution	6.145	(8.367)	-173%	1.159	430%	(5.367)	(8.572)	-37%

Loss After Taxes on Income	(61.020)	(17.537)	248%	(575.007)	-89%	(121.763)	(659.723)	-82%

Minority Shareholders	33	(1.192)	-103%	(333)	-110%	(1.095)	(333)	229%

Net Loss	(60.987)	(18.729)	226%	(575.340)	-89%	(122.858)	(660.056)	-81%

33

GAFISA  SEGMENT BALANCE SHEET

	4Q12	3Q12	Q-o-Q(%)	4Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	539.354	218.289	147%	221.807	143%
Receivables from clients	1.616.064	1.971.983	-18%	2.605.962	-38%
Properties for sale	1.083.889	1.034.992	5%	892.581	21%
Other accounts receivable	180.314	115.379	56%	151.539	19%
Deferred selling expenses	50.651	57.054	-11%	41.536	22%
Prepaid expenses	496	1.480	-66%	16.440	-97%
Properties for sale	23.466	75.376	-69%	65.969	-64%
Financial Instruments	10.568	10.801	-2%	1.762	500%
	3.504.802	3.485.352	1%	3.997.596	-12%
Long-term Assets
Receivables from clients	452.092	567.227	-20%	187.083	142%
Properties for sale	226.103	111.968	102%	527.613	-57%
Other	171.849	170.645	1%	172.292	0%
	850.044	849.840	0%	886.988	-4%
Investments	2.512.580	2.629.024	-4%	2.576.130	-2%

Total Assets	6.867.426	6.964.217	-1%	7.460.714	-8%

Current Liabilities
Loans and financing	561.420	751.260	-25%	994.390	-44%
Debentures	184.279	314.517	-41%	1.286.175	-86%
Obligations for purchase of land and advances from clients	321.278	225.277	43%	360.758	-11%
Materials and service suppliers	68.265	91.509	-25%	81.107	-16%
Taxes and contributions	100.859	113.851	-11%	101.954	-1%
Obligation for investors	116.886	116.463	0%	139.907	-16%
Other	531.453	375.515	42%	271.321	96%
	1.884.440	1.988.393	-5%	3.235.612	-42%
Long-term Liabilities
Loans and financing	964.828	794.949	21%	578.947	67%
Debentures	989.620	883.072	12%	-	0%
Obligations for purchase of land	80.467	99.638	-19%	136.772	-41%
Deferred taxes	63.991	63.981	0%	60.436	6%
Provision for contingencies	69.797	74.696	-7%	73.722	-5%
Obligation for investors	119.535	124.628	-4%	200.056	-40%
Other	128.923	276.555	-53%	505.562	-74%
	2.417.161	2.317.519	4%	1.555.495	55%
Shareholders' Equity
Shareholders' Equity	2.544.504	2.637.644	-4%	2.648.473	-4%
Non-controlling interests	21.321	20.661	3%	21.134	1%
	2.565.825	2.658.305	-3%	2.669.607	-4%
Liabilities and Shareholders' Equity	6.867.426	6.964.217	-1%	7.460.714	-8%

34

TENDA  SEGMENT BALANCE SHEET

	4Q12	3Q12	Q-o-Q(%)	4Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	819.405	868.109	-6%	402.698	103%
Receivables from clients	978.049	1.127.390	-13%	1.498.643	-35%
Properties for sale	812.473	780.975	4%	797.602	2%
Other accounts receivable	254.002	164.550	54%	69.705	264%
Deferred selling expenses	12.323	12.902	-4%	18.995	-35%
Prepaid expenses	62	381	-84%	1.022	-94%
Properties for sale	150.464	105.327	43%	-	0%
	3.026.778	3.059.636	-1%	2.788.665	9%
Long-term Assets
Receivables from clients	133.136	176.461	-25%	467.882	-72%
Properties for sale	43.987	168.301	-74%	155.599	-72%
Deferred taxes	-	0	0%	81.047	-100%
Other	86.979	85.077	2%	38.406	126%
	264.102	429.838	-39%	742.934	-64%
Investments	33.906	34.367	-1%	30.296	12%

Total Assets	3.324.786	3.523.840	-6%	3.561.895	-7%

Current Liabilities
Loans and financing	175.377	136.508	28%	49.561	254%
Debentures	162.081	150.908	7%	28.258	474%
Obligations for purchase of land and advances from clients	133.330	138.172	-4%	167.268	-20%
Materials and service suppliers	31.374	31.706	-1%	52.225	-40%
Taxes and contributions	101.727	120.904	-16%	105.751	-4%
Other	154.502	145.091	6%	268.479	-42%
	758.391	723.289	5%	671.543	13%
Long-term Liabilities
Loans and financing	220.805	200.294	10%	50.479	337%
Debentures	399.923	474.877	-16%	600.000	-33%
Obligations for purchase of land	3.501	3.866	-9%	29.769	-88%
Deferred taxes	8.497	10.827	-22%	0	ns
Provision for contingencies	15.620	60.787	-74%	37.021	-58%
Other	71.175	27.366	160%	68.352	4%
	719.521	778.017	-8%	785.622	-8%
Shareholders' Equity
Shareholders' Equity	1.845.739	2.021.366	-9%	2.104.731	-12%
Non-controlling interests	1.135	1.169	-3%	-	0%
	1.846.874	2.022.534	-9%	2.104.731	-12%
Liabilities and Shareholders' Equity	3.324.786	3.523.840	-6%	3.561.895	-7%

35

ALPHAVILLE  SEGMENT BALANCE SHEET

	4Q12	3Q12	Q-o-Q(%)	4Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	322.529	148.428	117%	148.026	118%
Receivables from clients	321.139	225.866	42%	192.990	66%
Properties for sale	233.834	222.679	5%	167.810	39%
Other accounts receivable	43.285	20.497	111%	19.313	124%
Deferred selling expenses	163	-	0%	-	0%
Financial Instruments	9.099	7.381	23%	-	0%
	930.049	624.852	49%	528.139	76%
Long-term Assets
Receivables from clients	391.024	417.580	-6%	296.362	32%
Properties for sale	60.398	39.660	52%	56.439	7%
Deferred taxes	-	-	0%	399	-100%
Other	11.432	3.021	278%	2.926	291%
	462.854	460.261	1%	356.126	30%
Investments	15.915	14.198	12%	11.263	41%

Total Assets	1.408.818	1.099.311	28%	895.528	57%

Current Liabilities
Loans and financing	75.687	64.840	17%	18.759	303%
Obligations for purchase of land and advances from clients	72.503	93.704	-23%	47.669	52%
Materials and service suppliers	67.369	32.981	104%	30.405	122%
Taxes and contributions	56.574	62.251	-9%	17.756	219%
Obligation for investors	44.487	40.310	10%	45.035	-1%
Other	163.077	136.220	20%	54.973	197%
	479.697	430.307	11%	214.597	124%
Long-term Liabilities
Loans and financing	182.327	78.820	131%	157.836	16%
Obligations for purchase of land	7.738	9.671	-20%	13.443	-42%
Deferred taxes	8.988	18.565	-52%	13.462	-33%
Provision for contingencies	64.373	15.444	317%	13.173	389%
Obligation for investors	42.797	42.797	0%	77.681	-45%
Other	70.916	14.800	379%	81.736	-13%
	377.139	180.096	109%	357.330	6%
Shareholders' Equity
Shareholders' Equity	426.575	376.411	13%	258.881	65%
Non-controlling interests	125.407	112.498	11%	64.720	94%
	551.982	488.908	13%	323.601	71%
Liabilities and Shareholders' Equity	1.408.818	1.099.311	28%	895.528	57%

36

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

(1) A Gafisa, neste 57 anos citados, fez e entregou muitos edificios comerciais no Rio e em São Paulo. Nos anos 70, o volume de comerciais em SP superava os de residências.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this information.

37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer